SEWARD & KISSEL LLP
ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL
[redacted]

TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421
WWW.SEWKIS.COM

1200 G STREET, N.W.
WASHINGTON, D.C. 20005
TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184

FILE NO. 82-35000

February 26, 2007

U.S. Securities & Exchange Commission
The Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re: Wilh. Wilhelmsen 12g3-2 Submission

Dear Sir/Madam:

We are furnishing this letter and the enclosed documents on behalf of our client, Wilh. Wilhelmsen ASA (the "Company"), in accordance with the requirements of Rule 12g3-2(b) adopted under the Securities Exchange Act of 1934, as amended. Pursuant to our original 12g3-2(b) submission which was cleared by the SEC on August 4, 2006, we have agreed to furnish, on an ongoing basis, whatever information is made public, filed or distributed as described in Rule 12g3-2(b)(1)(i)(A), (B) or (C) promptly after such information is made or is required to be made public, filed or distributed. Accordingly, we enclose with this letter copies of announcements that the Company made available to security holders.

If the staff of the SEC has any questions or comments concerning the foregoing, please don't hesitate to call the undersigned at (212) 574-1429.

Very Truly Yours,

Michael Kessler

cc: Bjoern Berggrav

SK 02877 0005 750917

OSLO BØRS NewsWeb

Ticker:

Meldingstype: --- alle ---

Ant meldinger: 25 Fra: 26.02.2007 Til: 26.02.2007

20.09.06 07:32 Marked=OB **WWI MANDATORY NOTIFICATION** meldepliktig handel

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19 September 2006, Group Treasurer Anders Eckbo in Wilh. Wilhelmsen ASA (WW) sold 2000 shares of Class A in WW at NOK 209,- each. Mr. Eckbo is a primary insider in WW.

After the transaction, Mr. Eckbo holds 3033 A shares and 0 B shares in WW.

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Finanssjef Anders Eckbo i Wilh. Wilhelmsen ASA (WW) solgte 19. september 2006 2000 aksjer av klasse A i WW til kurs kr. 209 pr. aksje. Eckbo er primærinnsider i WW.

Etter transaksjonen har Anders Eckbo 3033 A aksjer og 0 B aksjer i WW.

05.10.06 11:43 Marked=OB **WWI PRESENTATION OF THE RESULTS FOR THIRD QUARTER 2006** finansiell kalender

Wilh. Wilhelmsen ASA will present the results for the third quarter 2006 for analysts, investors and media on Friday 27 October 2006 at 08:00. The presentation will take place in the company`s office at Strandveien 20, 1366 Lysaker, Norway.

Please notify the Wilh. Wilhelmsen corporate communications of your intention to participate via e-mail to ww@wilhelmsen.com.

Wilh. Wilhelmsen ASA vil presentere resultatet for tredje kvartal 2006 for analytikere, investorer og presse fredag 27. oktober 2006 kl. 08:00 på selskapets kontor i Strandveien 20, Lysaker.

Vennligst gi beskjed om deltakelse til Wilh. Wilhelmsens kommunikasjonsavdeling per e-post til ww@wilhelmsen.com.

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WWI - MANDATORY NOTIFICATION

Wilh. Wilhelmsen ASA (WW ASA) has today sold 5,000 shares of Class A of the company`s shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the group`s total holdings of shares in WW ASA are 1,332,976 shares of Class A and 551,700 shares of Class B.

- o 0 o -

Salg av aksjer i eget eie

Wilh. Wilhelmsen ASA har i dag solgt 5.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.332.976 aksjer av klasse A og 551.700 aksjer av klasse B.

12.10.2006 12:06 Go to complete message from OSE

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WWI - A STRONG MARKET FOR WILH. WILHELMSEN

(Lysaker, 27 October 2006). The Wilh. Wilhelmsen (WW) maritime group delivered a net operating profit of USD 70 million for the third quarter. This was marginally weaker than in the same period of last year, after adjusting for special items. Net operating profit for the first nine months was very strong and better than the corresponding period of 2005.

`We`re achieving good fleet utilisation in a strong market,` says Ingar Skaug, group CEO for WW ASA.

Total operating income for the quarter was USD 542 million, compared with USD 603 million in the same period of last year. (Figures for the same period of last year are hereafter shown in brackets). Operating income was affected by a strike at Korea`s car factories and the exclusion of logistics company Compagnie d`Affrètement et de Transport from the accounts after its value was earlier written down to zero.

Mgmt report

(USD mill)	Q3 2006	Q3 2005
Operating income	542	603
Net operating profit	70	40
Profit before taxes	12	51

Profit before taxes was USD 12 million (USD 51 million), while the net loss amounted to USD 3 million (profit of USD 45 million). Net financial expenses for the third quarter totalled USD 58.4 million (income of USD 11.6 million). A number of hedging contracts have been concluded to protect the group against negative movements in bunkers prices, interest rates and currencies. The weak financial performance can be largely attributed to a fall in the value of these hedging contracts. In addition, a substantial proportion of the group`s bunkers hedges will expire during the present year and, as previously announced, this will have a negative effect on results.

`However, developments in the bunkers, interest rate and currency markets have been positive for underlying operations in the group,` notes Skaug.

WW achieved a total operating income of USD 1.8 billion (USD 1.6 billion) for the first nine months, which represents record earnings. Net operating profit was also very solid, and came to USD 202 million (USD 165 million). Profit before taxes for the period came to USD 139 million (USD 189 million), whilst net profit amounted to USD 109 million (USD 173 million).

Mgmt report

(USD mill)	YTD 2006	YTD 2005
Operating income	1 828	1 599
Net operating profit	202	165
Profit before taxes	139	189

The results given above are taken from the management report, which reflects the WW group`s

underlying operations better than the official accounts. The same accounting principles are applied in both management report and official accounts, but the former utilises a different method for consolidating the group`s most important joint ventures. The presentation in the management report reflects proportionately the WW group`s partnership-based ownership structure. It provides more detailed information on total financial results achieved by the group through its various joint ventures.

Wilh. Wilhelmsen ASA: The Wilh. Wilhelmsen group is the leading international provider of maritime services. With 388 offices in 70 countries, it employs some 13 200 people and has roughly 21 600 employees all told when partly-owned companies are included. See www.wilhelmsen.com.

For further information, contact
Ingar Skaug, group president and CEO, WW ASA, tel: +47 67 58 41 08
Cecilie Stray, vice president corporate communications, WW ASA, tel: +47 67 58 41 60 (office), +47 97 70 08 02 (mobile)

27.10.2006 08:04 Go to complete message from OSE

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WWI - EXTRAORDINARY GENERAL MEETING

There will be held an Extraordinary General Meeting (EGM) in Wilh. Wilhelmsen ASA on Monday 20 November 2006 at 09:00 at the Company`s premises at Strandveien 20, 1366 Lysaker.

Summons to the EGM in English and Norwegian in pdf-format are attached on www.newsweb.no.

Wilh. Wilhelmsen ASA avholder ekstraordinær generalforsamling mandag 20. november 2006 kl. 09.00 i selskapets lokaler, Strandveien 20, Lysaker.

Innkalling på norsk og engelsk i pdf-format er vedlagt på www.newsweb.no.

30.10.2006 08:25 Go to complete message from OSE

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WWI - MANDATORY NOTIFICATION

Wilh. Wilhelmsen ASA (WW ASA) has today sold 3,000 shares of Class A of the company`s shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the group`s total holdings of shares in WW ASA are 1,329,976 shares of Class A and 551,700 shares of Class B.

- o 0 o -

Salg av aksjer i eget eie

Wilh. Wilhelmsen ASA har i dag solgt 3.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.329.976 aksjer av klasse A og 551.700 aksjer av klasse B.

14.11.2006 15:21 Go to complete message from OSE

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WWI - EX DIVIDEND TUESDAY 21 NOVEMBER 2006
If the Extraordinary General Meeting in Wilh. Wilhelmsen ASA today Monday 20 November 2006 at 09.00 approves the dividend of NOK 3.50 per share, the shares will be traded ex dividend on Tuesday 21 November 2006.

See Summons to the Extraordinary General Meeting published on 30 October 2006.

20.11.2006 07:53 Go to complete message from OSE

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WWI - EXTRAORDINARY GENERAL MEETING 2006

On 20 November 2006 an Extraordinary General Meeting (EGM) was held in Wilh. Wilhelmsen ASA (WW ASA).

The EGM adopted a distribution of dividend of NOK 3.50 per share, to be noted ex. dividend Tuesday 21 November 2006.

Enclosed please find Minutes of Meeting from the EGM in WW ASA held on 20 November 2006.

Den 20. november 2006 ble det avholdt ekstraordinær generalforsamling i Wilh. Wilhelmsen ASA (WW ASA).

Generalforsamlingen vedtok utdeling av utbytte med NOK 3,50 pr. aksje som noteres ex. utbytte tirsdag 21. november 2006.

Vedlagt oversendes protokoll fra ekstraordinær generalforsamling i WW ASA avholdt 20. november 2006.

20.11.2006 10:07 Go to complete message from OSE

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WWI - MANDATORY NOTIFICATION

Today Kirsten Haune, Vice President Human Resource in Wilh. Wilhelmsen ASA (WW) has purchased 3000 shares of Class A in WW at NOK 148,- each under the option stock program for leading employees. Ms. Haunes is a primary insider in WW.

After the transaction, Ms. Haunes` total holding of shares are 3364 shares of Class A and 70 shares of Class B.

15.12.2006 11:10 Go to complete message from OSE

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WWI - MANDATORY NOTIFICATION

Wilh. Wilhelmsen ASA (WW ASA) has today sold 3,000 shares of Class A of the company`s shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148,- per share.

After the transaction, the group`s total holdings of shares in WW ASA are 1,326,976 shares of Class A and 551,700 shares of Class B.

15.12.2006 11:12 Go to complete message from OSE

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WWI - MANDATORY NOTIFICATION

19 December 2006, Vice President Human Resources Kirsten Haune in Wilh. Wilhelmsen ASA (WW) sold 3000 shares of Class A in WW at NOK 225,- each. Ms Haune is a primary insider in WW.

After the transaction, Ms Haune holds 364 A shares and 70 B shares in WW.

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HR direktør Kirsten Haune i Wilh. Wilhelmsen ASA (WW) solgte 19. desember 2006 3000 aksjer av klasse A i WW til kurs kr. 225,- pr. aksje. Haune er primærinnsider i WW.

Etter transaksjonen har Haune 364 A aksjer og 70 B aksjer i WW.

19.12.2006 12:03 Go to complete message from OSE

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WWI - FINANCIAL CALENDAR 2007

Planned dates for presentation of periodic results and Annual General Meeting in Wilh. Wilhelmsen ASA in 2007 are as follows:

15 February: Presentation of the Preliminary Annual Results 2006
4 May: Presentation of the Results for Q1 2007
7 May: Annual General Meeting
1 August: Presentation of the Results for 1 Half 2007
1 November: Presentation of the Results for Q3 2007

Dates are given with reservations in case of changes.

Planlagte datoer for rapportering og generalforsamling i Wilh. Wilhelmsen ASA i 2007 er som følger:

15. februar: Foreløpig årsresultat 2006
4. mai: 1. kvartal 2007
7. mai: Generalforsamling
1. august: 1. halvår 2007
1. november: 3. kvartal 2007

Det tas forbehold om endringer.

22.12.2006 14:56 Go to complete message from OSE

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WWI - HEEREMA, WW ASA AND 3I AGREE BUYOUT OF DOCKWISE

Offshore services company Heerema Group and Norwegian maritime group Wilh. Wilhelmsen ASA today announce they have agreed the buyout of Dockwise Transport N.V., the Dutch heavy transportation company based in Breda, to 3i, a global leader in private equity, and funds managed by 3i. The deal is valued in excess of USD 700 million.*

Deutsche Bank Securities Inc. has advised Heerema and Wilh. Wilhelmsen on exploring strategic alternatives and the sale process. The sale is motivated by the fact that both Heerema and Wilh. Wilhelmsen wish to focus on their respective core businesses.

Dockwise is the world-wide market specialist in heavy-lift transportation for the marine and oil and gas industry. It has a fleet of 15 semi-submersible vessels, of which four are specialised yacht carriers. With a versatile fleet of vessels, Dockwise offers clients unparalleled flexibility and transport capacity on even the most complex of projects.

The Heerema Group and Wilh. Wilhelmsen ASA have owned 76% and 24% respectively of Dockwise.

*Please note the reference to the transaction price in paragraph 1 is dependant on the damage incurred to the Dockwise vessel Mighty Servant 3, which recently was involved in an accident.

27.12.2006 07:35 Go to complete message from OSE

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WWI - MANDATORY NOTIFICATION

Wilh. Wilhelmsen ASA (WW ASA) has today sold 3,000 shares of Class A of the company`s shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148,- per share.

After the transaction, the group`s total holdings of shares in WW ASA are 1,323,976 shares of Class A and 551,700 shares of Class B.

04.01.2007 14:18 Go to complete message from OSE

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WWI - MANDATORY NOTIFICATION

Yesterday Wilh. Wilhelmsen ASA (WW ASA) purchased 43.750 shares of Class B of the Company`s shares. The shares were bought at NOK 220,- per share.

After the transaction, the WW ASA group`s total holding of shares in WW ASA is 1,323,976 shares of Class A and 595,450 shares of Class B.

- o 0 o -

Wilh. Wilhelmsen ASA (WW ASA) kjøpte i går 43.750 aksjer av klasse B av selskapets egne aksjer. Aksjene ble kjøpt for kr. 220,- pr. aksje.

Etter transaksjonen er konsernets beholdning av egne aksjer 1.323.976 aksjer av klasse A og 595.450 aksjer av klasse B.

23.01.2007 08:53 Go to complete message from OSE

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WWI - PRESENTATION OF PRELIMINARY ANNUAL RESULTS 2006

Wilh. Wilhelmsen ASA will present the Preliminary Annual and Fourth Quarter Results for 2006 for analysts, investors and media on Thursday 15 February 2007 at 08.00 CET in Wilh. Wilhelmsen`s offices at Strandveien 20, Lysaker. Light refreshments will be served from 07.30.

The presentations will be given in English by group CEO Ingar Skaug and deputy group CEO and CFO Sjur Galtung.

The presentation will be broadcasted live on WW Internet (www.wilhelmsen.com) at 08.00 CET and the presentation material will simultaneously be made available on WW Internet and www.newsweb.no.

The presentation will end with a Q&A session. It will be possible to ask questions via webcast. In addition, participants can ask questions via telephone:

International Dial In: +44(0)1452 552 510
Norway Free Call: 800 193 95
UK Free Call: 0800 694 2370
US Free Call: 1866 966 9444
Conference ID: 7500240

Please notify Wilh. Wilhelmsen corporate communications of your intention to participate via e-mail to ww@wilhelmsen.com.

Wilh. Wilhelmsen ASA vil presentere det foreløpige årsresultat samt kvartalsresultat for 4. kvartal 2006 for analytikere, investorer og presse torsdag 15. februar 2007 kl. 08.00 (CET) i selskapets lokaler i Strandveien 20, Lysaker. Forfriskninger vil bli servert fra 07.30.

Presentasjonene vil bli gitt på engelsk av konsernsjef Ingar Skaug og vise konsernsjef og finansdirektør Sjur Galtung.

Presentasjonen kan følges via webcast på WW Internett (www.wilhelmsen.com). Presentasjonsmaterialet vil samtidig bli lagt ut på WW Internet samt www.newsweb.no. Presentasjonen vil ende med en spørrerunde der spørsmål kan stilles per mail via webcast eller per telefon. Telefonnumrene er som følger:

Internasjonalt: +44(0)1452 552 510
Norge (gratis): 800 193 95
UK Free call: 0800 694 2370
USA Free call: 1866 966 9444
Konferanse ID: 7500240

Vennligst gi beskjed om deltakelse til Wilh. Wilhelmsens kommunikasjonsavdeling per e-post til ww@wilhelmsen.com.

25.01.2007 15:48 Go to complete message from OSE

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WWI - WILH. WILHELMSEN BOOMING

(Lysaker, 15 February 2007) The Wilh. Wilhelmsen ASA (WW) industrial maritime group delivered a record performance in 2006. A sales gain of roughly USD 83 million for the Dockwise heavy transport company made a strong contribution to results for both the fourth quarter and the full year.

`We`re gaining the benefits of operating more rationally and efficiently as well as exploiting synergies between the companies in the WW group,` says Ingar Skaug, group CEO at WW.

`Good market conditions are also contributing to our expansion. High fleet utilisation and good cargo availability characterised 2006.`

WW`s net operating profit for the fourth quarter of 2006 came to USD 165 million, compared with USD 67 million in the same period of 2005. Total operating income was USD 683 million, up from USD 608 million the year before. Profit before taxes came to USD 130 million, compared with USD 21 million.

Mgmt report

(USD mill)	Q4 2006	Q4 2005
Operating income	683	608
Net operating profit	165	67
Profit before tax	130	21

Net operating profit for 2006 was USD 368 million, compared with USD 232 million the year before, while total operating income rose from USD 2.2 billion to USD 2.5 billion. Profit before taxes was USD 268 million, compared with USD 209 million for 2005.

Mgmt report

(USD mill)	2006	2005
Operating income	2 511	2 207
Net operating profit	368	232
Profit before tax	268	209

An active role will be maintained by WW and its partners in the newbuilding sector in order to maintain their market shares and renew the fleet. They are due to take delivery of 44 new car carriers from February 2007 until 2011. Eight of these will be for WW.

`We expect growth in all cargo categories for the shipping and logistics segments and in relation to maritime services,` says Skaug.

WW expects a profit for 2007, after ordinary financial items and adjusted for special items, which is on a par with 2006.

The management report reflects the WW group`s partner-based ownership structure and underlying operations better than the official accounts. The same accounting principles are applied in both management report and official accounts, but the former takes a different consolidation approach. That provides more detailed information on the total financial results achieved by the group through its many joint ventures. Both sets of accounts are presented in WW`s report.

Wilh. Wilhelmsen is a leading global maritime industrial group. It has 13 300 employees in its wholly-owned companies and employs 23 000 people when joint ventures are included. WW`s wholly-owned companies have 352 offices in 71 countries. These figures rise to 516 offices and 79 countries with joint ventures included. For further details, see www.wilhelmsen.com.

For further information, contact
Ingar Skaug, group CEO, tel: +47 67 58 41 08
Cecilie Stray, head of corporate communications, tel: +47 67 58 41 60 (office), +47 97 70 08 02 (mobile)

15.02.2007 08:03 Go to complete message from OSE

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WWI - MANDATORY NOTIFICATION

Today Mr. Dag Schjerven President & CEO in Wilhelmsen Maritime Services AS bought 10.000 shares of Class A in Wilh. Wilhelmsen ASA (WW) at NOK 148,- each. Mr. Schjerven is a primary insider in WW.

After the transaction, Mr. Schjerven holds 10.000 A shares and 0 B shares in WW.

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Adm. dir. Dag Schjerven i Wilhelmsen Maritime Services AS kjøpte i dag 10.000 aksjer av klasse A i Wilh. Wilhelmsen ASA (WW) til kurs kr. 148,- pr. aksje. Schjerven er primærinnsider i WW.

Etter transaksjonen har Dag Schjerven 10.000 A aksjer og 0 B aksjer i WW.

15.02.2007 13:12 Go to complete message from OSE

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WWI - MANDATORY NOTIFICATION

Wilh. Wilhelmsen ASA (WW ASA) has today sold 10,000 shares of Class A of the company`s shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the group`s total holdings of shares in WW ASA are 1,313,976 shares of Class A and 632,300 shares of Class B.

- o 0 o -

Salg av aksjer i eget eie

Wilh. Wilhelmsen ASA har i dag solgt 10.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.313.976 aksjer av klasse A og 632.300 aksjer av klasse B.

15.02.2007 13:14 Go to complete message from OSE

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WWI - MANDATORY NOTIFICATION

Wilh. Wilhelmsen ASA (WW ASA) has today purchased 40,000 shares of Class A of the Company`s shares at NOK 235,50 per share.

After the transaction, the WW ASA group`s total holding of shares in WW ASA is 1,353,976 shares of Class A and 632,300 shares of Class B.

- o 0 o -

Wilh. Wilhelmsen ASA (WW ASA) kjøpte i dag 40.000 aksjer av klasse A av selskapets egne aksjer.
Aksjene ble kjøpt for kr. 235,50,- pr. aksje.

Etter transaksjonen er konsernets beholdning av egne aksjer 1.353.976 aksjer av klasse A og 632.300 aksjer av klasse B.

21.02.2007 12:49 Go to complete message from OSE

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WWI - MANDATORY NOTIFICATION

Today Mr. Morten Raabe, Vice President in Wilh. Wilhelmsen ASA bought 4.000 shares of Class A in Wilh. Wilhelmsen ASA (WW ASA) at NOK 148,- each under an option scheme for leading personnel. Mr. Raabe is a primary insider in WW ASA.

After the transaction, Mr. Raabe holds 4 033 A shares and 0 B shares in WW ASA.

----0000----

Vice President Morten Raabe i Wilh. Wilhelmsen ASA kjøpte i dag 4.000 aksjer av klasse A i Wilh. Wilhelmsen ASA (WW ASA) til kurs kr. 148,- pr. aksje under opsjonsprogrammet for ledende ansatte. Raabe er primærinnsider i WW ASA.

Etter transaksjonen har Morten Raabe 4.033 A aksjer og 0 B aksjer i WW ASA.

22.02.2007 15:45 Go to complete message from OSE

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WWI - MANDATORY NOTIFICATION

Wilh. Wilhelmsen ASA (WW ASA) has today sold 4,000 shares of Class A of the company`s shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the group`s total holdings of shares in WW ASA are 1,349,976 shares of Class A and 632,300 shares of Class B.

- o 0 o -

Salg av aksjer i eget eie

Wilh. Wilhelmsen ASA har i dag solgt 4.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.349.976 aksjer av klasse A og 632.300 aksjer av klasse B.

22.02.2007 15:46 Go to complete message from OSE

Report

Wilh. Wilhelmsen

Corporate communication department
Press contact:
Cecilie Stray Telephone: +47 67 58 41 60
Head of corporate communications Mobile: +47 977 00 802
E-mail: cecilie.stray@wilhelmsen.com
Internet: www.wilhelmsen.com
Strandveien 20
NO-1324 Lysaker
Norway

Report for the third quarter of 2006

The Wilh. Wilhelmsen (WW) maritime group achieved a net operating profit of USD 70 million for the third quarter of 2006, marginally weaker than the same period of last year after adjusting for special items. At USD 202 million, net operating profit for the first nine months represents an improvement from the USD 165 million recorded in the same period of last year. Good fleet utilisation in a strong market contributed to a positive result.

Total operating income for the quarter was USD 542 million, compared with USD 603 million in the same period of last year. (Figures for the same period of last year are hereafter shown in brackets.) Operating income was affected by a strike at Korea's car factories and the exclusion of logistics company Compagnie d'Affrètement et de Transport from the accounts after its value was earlier written down to zero.

Mgmt report (USD mill)	Q3 2006	Q3 2005
Operating income	542	603
Net operating profit	70	40
Profit before tax	12	51

Profit before taxes was USD 12 million (USD 51 million), while the net loss amounted to USD 3 million (profit of USD 45 million). This weakening primarily reflects the reduced value of financial instruments.

The group achieved a total operating income of USD 1.8 billion (USD 1.6 billion) for the first nine months. Net operating profit for the period came to USD 139 million (USD 189 million), whilst net profit amounted to USD 109 million (USD 173 million).

Mgmt report (USD mill)	YTD 2006	YTD 2005
Operating income	1 828	1 599
Net operating profit	202	165
Profit before tax	139	189

Net financial expenses for the third quarter totalled USD 58.4 million (income of USD 11.6 million). A number of hedging contracts have been concluded to protect the group against negative movements in bunkers prices, interest rates and currencies. The weak financial performance can be largely attributed to a fall in the value of these hedging contracts. In addition, a substantial proportion of the group's bunkers hedges will expire during the present year and, as previously announced, this will have a negative effect on results. However, declining bunkers prices, a strengthening USD and lower American interest rates are positive for underlying operations in the group. Net financial expenses for the first nine months totalled USD 64 million (income of USD 23.3 million).

The results given above are taken from the management report, which reflects the WW group's underlying operations better than the official accounts. The same accounting principles are applied in both management report and official accounts, but the former utilises a different method for

consolidating the group's most important joint ventures. The presentation in the management report reflects proportionately the WW group's partnership-based ownership structure. It provides more detailed information on total financial results achieved by the group through its various joint ventures.

This interim report has been prepared in accordance with International Accounting Standard (IAS) 34, and with the accounting principles specified in the annual report for 2005.

Shipping

Net operating profit for the shipping segment came to USD 51.9 million (USD 68.2 million) in the third quarter. When comparing with 2005, account must be taken of a gain of USD 8 million in the third quarter of last year from the transfer of tonnage to American Roll-on Roll-off Carrier (ARC). Total operating income was USD 330.2 million (USD 341.4 million), while profit before taxes amounted to USD 12.4 million (USD 76.3 million).

The pre-tax profit was reduced by an unrealised loss of USD 19 million (gain of USD 17 million) on bunkers hedging, reinforced by a loss of USD 16 million (gain of USD 7 million) on interest rate hedging instruments and a net negative effect for currency items.

Fleet utilisation in **Wallenius Wilhelmsen Logistics** (WWL – owned 50% by WW) remained very high. The start of the third quarter was characterised by somewhat lower volumes of high and heavy cargo to Oceania, particularly from North America, owing to drought and high stocks in Australia. However, large volumes in the Pacific from Japan to the USA yielded good earnings but also required substantial capacity. Some ballast legs are needed to meet contract commitments. High charter and bunkers costs continue to mean that rising incomes is offset to a considerable extent by increasing costs.

Three new car carriers were delivered to WWL during the third quarter – one from Daewoo Shipbuilding & Marine Engineering in Korea with a capacity of 6 700 cars and owned by WW's Swedish partner Wallenius Lines, one from Japan's Mitsubishi Heavy Industries (MHI) with a capacity of 6 550 cars and owned by WW ASA, and one from Stocznia Gdynia in Poland with a capacity of 6 400 cars and controlled by WW ASA.

Results for **EUKOR Car Carriers** (owned 40% by WW) were strongly affected by a lengthy strike at the Korean car factories. A substantial decline in exports from EUKOR's principal customers, Hyundai and Kia, was partly offset by implementing a number of measures to make the best possible use of spare tonnage in other ways. That reduced the negative impact of the strike.

Some changes in trade patterns provide opportunities for more optimal utilisation of the EUKOR fleet, and shipments to the Middle East, Africa and South America are making a growing contribution to results.

EUKOR took delivery of a newbuilding with a capacity of 4 500 cars from Xiamen Shipbuilding Industry in China during the third quarter.

Negotiations are under way on a revision of EUKOR'S freight contracts with Hyundai/Kia.

American Roll-on Roll-off Carrier (ARC – owned 50% by WW) showed weaker results in the third quarter. However, the first nine months were strong compared with the same period of 2005 as a result of good cargo availability and earnings on its two most important trades, to Europe and the Middle East.

ARC operates eight ships, of which five sail between the USA and Europe and the other three between the USA and the Middle East.

WW is pursuing an extensive **newbuilding programme** in order to maintain its market shares in a growth market. In the second quarter, WW reported that the group, including partners, had 42 newbuildings on order. Four of these were delivered in the third quarter.

The group's partners placed contracts for the delivery of another four vessels in the third quarter. At the present moment, therefore, the newbuilding programme means that WW, including its partners, will take delivery of 42 new vessels up to 2011. WW accounts for nine of these.

Logistics

The logistics segment had a net operating profit of USD 7.1 million for the third quarter (loss of USD 7.5 million). Total operating income was USD 65.3 million (USD 136.8 million). Profit before taxes came to USD 7.4 million (loss of USD 8.5 million).

Operating income was reduced by USD 62 million because **Compagnie d'Affrètement et de Transport** (CAT) ceased to be consolidated in the WW accounts from 1 July, after its value was written down to zero in the second quarter. CAT accounted for USD 74 million of third-quarter operating income in 2005.

The logistics services will both support maritime transport and yield satisfactory profitability when viewed in isolation. Services include terminals, technical service, supply chain management and inland logistics. Growing demand for buying such services is being registered in the market. Terminal operation and technical service are showing particularly good results.

Korean logistics company **Glovis** (owned 20% by WW) delivered a somewhat lower result for the third quarter compared with the same period of last year. A strengthening of the KRW helped to weaken the result. The strike in Korea has not affected the Glovis figures in this quarter since, as previously notified, this company reports its figures quarterly in arrears.

As in the previous quarter, WWL company **Vehicle Services Americas** (owned 50% by WWL) experienced some reduction in volumes because of lower sales for Nissan in North America. However, this had only a marginal effect on results for the company. Nissan expects sales to improve in the fourth quarter, following the introduction of new and upgraded models.

The two US logistics companies **American Auto Logistics** and **American Logistics Network** (owned 50% by WW) continued to deliver good and stable results.

Maritime services

The maritime services segment made a net operating profit of USD 13 million in the third quarter (loss of USD 18.5 million). Adjusted for NOK 28.3 million in restructuring provisions in the same period of last year, this result represents an improvement. Operating income was USD 145.3 million (USD 124.1 million). Profit before taxes came to USD 12.3 million (loss of USD 16.8 million).

The results show that **Wilhelmsen Maritime Services** (WMS) made good progress in the third quarter. Despite tough competition and pressure on margins, the four business areas achieved a good order intake, good sales and improvements to their underlying operations.

Despite the summer holiday months in Europe during the third quarter, the **Barwil Unitor Ships Service** maintained a high level of activity and good sales on a par with performance in the second quarter. Earnings are rising and the integration of Barwil and Unitor is yielding efficiency gains.

The **Barber Ship Management** business area continued to take market shares and to increase the number of management contracts. Its result for the third quarter was a little weaker than expected as a result of continued pressure on margins and internal organisational changes.

Focused on the newbuilding market, the **Ships Equipment** business area comprises TI Marine Contracting and Unitor Marine Systems. It continued to make good progress, signing a number of new contracts in the third quarter and increasing its order backlog. Assignments relating to liquefied petroleum gas (LPG) carriers made a particularly positive contribution. Results are satisfactory and represent an improvement from the same period of last year.

The **Maritime Solutions and Financial Services** business area, which embraces bunkers and insurance as well as e-commerce, had a very good quarter. Despite ranking as the smallest of WMS's business areas in financial terms, its activities are substantial within each of its sectors and complement both WMS and the other operations in the WW group.

Other activities
Wilhelmsen Offshore & Chartering embraces **Sea Launch** and **Express Offshore Transport** (EOT). These activities delivered results in line with expectations.

WW transports rockets and fuel for Sea Launch from Ukraine to Long Beach in California. The group also has a management contract for the *Sea Launch Commander* command ship and the *Odyssey* platform used to launch commercial satellites in the Pacific.

EOT (owned 50% by WW) was established in 2005 and became operational in February 2006. The company offers transport of crew and supplies to oil installations in Asia and the Arabian Gulf.

The **Dockwise** heavy transport company (owned 24% by WW) continued to do extremely well as a result of the strong offshore market. It contributed a profit before taxes of USD 10.5 million (USD 6.2 million) in the first nine months. As reported in the second quarter, WW and Dutch offshore company Heerema Group are assessing strategic alternatives for Dockwise. This process, which is on schedule, could lead to a possible sale of Dockwise during the present year.

Financial items
Net financial expenses were negatively affected by a decline in the value of financial instruments. WW's results from trading in shares, interest rates and currency were weaker for the third quarter than in the same period of last year, and the results of financial management for the first nine months was also rather weaker than in 2005. Increased debt as a result of the delivery of new ships helped to push up interest expenses.

Dividend
WW's intention is to pay dividend twice a year. In line with group dividend policy, the board proposes to pay a supplementary dividend of NOK 3.50 per share for the second half of 2006. A decision on this proposal will be taken by an extraordinary general meeting on 20 November. If the proposal is approved, WW will have paid NOK 8.50 in dividend for 2006, including the payment of NOK 5 per share made in the first half.

Prospects
The WW board expects a profit after ordinary financial items for 2006 which represents some improvement on the year before.

The value of bunkers hedging totalled USD 50 million at 31 December 2005. That had declined to USD 12 million at 30 September 2006. Since this figure will be reduced to virtually zero by 31 December, results for the fourth quarter will experience a correspondingly negative effect.

Lysaker, 26 October 2006
The board of directors of Wilh. Wilhelmsen ASA

The Wilh. Wilhelmsen group is the leading international provider of maritime services. With 388 offices in 70 countries, it employs some 13 200 people and has roughly 21 600 employees all told when partly-owned companies are included. For more information, see www.wilhelmsen.com.

FINANCIAL STATEMENTS
WILH. WILHELMSEN GROUP
3rd Quarter 2006

Management report
FINANCIAL STATEMENTS
WILH. WILHELMSEN GROUP
3rd Quarter 2006

Management reporting

In Wilh. Wilhelmsen group's official financial interim reports the equity method is applied for consolidation of joint ventures. This method provides a fair presentation of the group's financial position. During the day to day operations, management are using the proportionate method for their financial decision making. The report based on the proportionate method for all material jointly controlled interests in the Shipping and Logistics segments, is presented in the Management Profit & loss statements.

Comments to the profit & loss statements

Net operating profit: In the Management profit & loss report the cash settled portion of bunker hedge swaps is included in primary operating profit by reduction of voyage related expenses.

Financial instruments: Consists of changes in market valuations (i.e. unrealised gains and losses) of bunker hedging, as well as valuations and cash settelements of interest and currency swaps.

Wilh. Wilhelmsen group

Management Profit & loss report [1]

(Unaudited figures)

USD mill 01.07-30.09 2006	01.07-30.09 2005		01.01-30.09 2006	01.01-30.09 2005	2005
		Operating income			
330	331	Freight revenue	1 062	984	1 327
205	256	Other operating revenue	738	587	839
8	8	Share of profits from associates and joint ventures	20	19	31
0	8	Gain on sale of assets	8	8	10
542	**603**	**Total operating income**	**1 828**	**1 599**	**2 207**
		Operating expenses			
(162)	(155)	Voyage expenses	(515)	(455)	(617)
(23)	(16)	Vessel expenses	(63)	(42)	(56)
(34)	(40)	Charter expenses	(108)	(115)	(157)
(60)	(49)	Material cost	(183)	(49)	(104)
(87)	(93)	Wages and remunerations	(261)	(214)	(305)
(70)	(158)	Other expenses	(362)	(434)	(571)
(36)	(39)	Depreciation, amortisation and impairment	(108)	(111)	(151)
(0)	(14)	Impairment charges	(26)	(14)	(14)
(473)	**(564)**	**Total operating expenses**	**(1 626)**	**(1 434)**	**(1 974)**
70	**40**	**Net operating profit**	**202**	**165**	**232**
(58)	**12**	**Net financials**	**(64)**	**23**	**(23)**
12	**51**	**Profit / (loss) before tax**	**139**	**189**	**209**
(15)	(6)	Tax	(29)	(15)	(18)
(3)	**45**	**Profit / (loss) for the period**	**109**	**173**	**191**
1	**1**	**Of which minority interests**	**2**	**2**	**3**
(0,09)	0,91	Earnings per share (USD)	2,22	3,56	3,91
(0,09)	0,91	Diluted earnings per share (USD)	2,22	3,56	3,91

[1] Proportionate method used for Joint Ventures in Shipping and Logistics segments

Wilh. Wilhelmsen group

*Management Profit & loss report per business area**

(Unaudited)

USD mill	TOTAL			SHIPPING (1)			LOGISTICS			MARITIME SERVICES (2)			HOLDING (3)		
	Q3 2006	Q3 2005	2005	Q3 2006	Q3 2005	2005	Q3 2006	Q3 2005	2005	Q3 2006	Q3 2005	2005	Q3 2006	Q3 2005	2005
Income statement															
Total operating income	542,5	603,1	2 206,7	330,2	341,4	1 329,8	65,3	136,8	531,0	145,3	124,1	339,2	1,6	0,8	6,7
Primary operating profit**	**105,8**	**92,0**	**396,8**	**81,3**	**98,0**	**357,5**	**8,1**	**9,9**	**43,4**	**17,5**	**(14,2)**	**1,7**	**(1,2)**	**(1,7)**	**(5,8)**
Depreciation, amortisation & impairment	(35,8)	(52,5)	(164,6)	(29,4)	(29,8)	(120,0)	(1,0)	(17,4)	(28,9)	(4,5)	(4,3)	(11,3)	(0,8)	(1,0)	(4,4)
Net operating profit	**70,0**	**39,5**	**232,2**	**51,9**	**68,2**	**237,5**	**7,1**	**(7,5)**	**14,5**	**13,0**	**(18,5)**	**(9,6)**	**(2,0)**	**(2,7)**	**(10,3)**
Net financials	(58,4)	11,5	(23,1)	(39,5)	8,1	(19,6)	0,3	(1,0)	(4,7)	(0,7)	1,7	(0,2)	(18,4)	2,7	1,5
Profit / (loss) before tax	**11,6**	**51,0**	**209,1**	**12,4**	**76,3**	**217,9**	**7,4**	**(8,5)**	**9,8**	**12,3**	**(16,8)**	**(9,8)**	**(20,4)**	**0,0**	**(8,8)**
Tax	(14,9)	(6,1)	(18,3)	4,6	(8,4)	(12,9)	(2,4)	(1,3)	(6,8)	(3,6)	3,7	4,2	(13,6)	(0,1)	(2,7)
Profit / (loss) for the period	**(3,3)**	**44,9**	**190,8**	**17,0**	**67,9**	**205,0**	**4,9**	**(9,8)**	**3,0**	**8,7**	**(13,1)**	**(5,7)**	**(34,0)**	**(0,1)**	**(11,5)**
Of which minorities	0,8	1,3	2,9	-	-	-	-	-	-	0,8	1,3	2,9	-	-	-

USD mill	TOTAL			SHIPPING (1)			LOGISTICS			MARITIME SERVICES (2)			HOLDING (3)		
	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005
Income statement															
Total operating income	1 828,0	1 599,1	2 206,7	1 058,9	990,2	1 329,8	322,8	402,1	531,0	434,3	199,9	339,2	12,0	6,9	6,7
Primary operating profit*	**336,1**	**290,0**	**396,8**	**266,6**	**272,3**	**357,5**	**21,3**	**29,9**	**43,4**	**45,8**	**(6,4)**	**1,7**	**2,4**	**(5,9)**	**(5,8)**
Depreciation, amortisation & impairment	(133,7)	(124,8)	(164,6)	(86,2)	(89,4)	(120,0)	(32,7)	(24,2)	(28,9)	(12,1)	(7,7)	(11,3)	(2,7)	(3,5)	(4,4)
Net operating profit	**202,4**	**165,2**	**232,2**	**180,4**	**183,0**	**237,5**	**(11,4)**	**5,7**	**14,5**	**33,7**	**(14,0)**	**(9,6)**	**(0,2)**	**(9,4)**	**(10,3)**
Net financials	(63,9)	23,3	(23,1)	(67,4)	16,7	(19,6)	(1,8)	(3,7)	(4,7)	(2,4)	2,3	(0,2)	7,7	8,0	1,5
Profit / (loss) before tax	**138,5**	**188,6**	**209,1**	**113,0**	**199,6**	**217,9**	**(13,2)**	**2,1**	**9,8**	**31,2**	**(11,7)**	**(9,8)**	**7,5**	**(1,5)**	**(8,8)**
Tax	(29,5)	(15,4)	(18,3)	14,1	(10,4)	(12,9)	(4,4)	(5,7)	(6,8)	(9,3)	2,2	4,2	(29,9)	(1,4)	(2,7)
Profit / (loss) for the period	**109,0**	**173,2**	**190,8**	**127,1**	**189,2**	**205,0**	**(17,6)**	**(3,6)**	**3,0**	**22,0**	**(9,6)**	**(5,7)**	**(22,5)**	**(2,9)**	**(11,5)**
Of which minorities	2,3	2,2	2,9	-	-	-	-	-	-	2,3	2,2	2,9	-	-	-

1) Sales gains related to vessels of MUSD 8.2 in 3rd quarter 2005 from the sale of Resolve from Wilhelmsen Lines AS (100%) and Takasago from Wilhelmsen Lines Shipowning AS (100%) to Fidelio Ltd. Partnership (50% ownership).
2) **Sales gain from sale of office building of MUSD 1.2 in Q1 2006.** Write down of goodwill of MUSD 0.8 in Q4 2005.
3) **Sales gains related to establishment of Joint Venture (*Express Offshore Transport*) with Switzer Wijsmuller in Singapore of MUSD 7.0 in Q1 2006.**

*** Proportionate method used for Joint Ventures**
**** Cash setteled portion of bunker hedge swaps is included in primary operating profit**

Wilh. Wilhelmsen group

Notes - Management report

(Unaudited figures)

Net financials

MUSD	01.07-30.09 2006	01.07-30.09 2005	01.01-30.09 2006	01.01-30.09 2005	2005
Financials					
Investment management	(2,0)	9,3	9,8	18,5	22,3
Interest income	4,9	3,9	13,8	8,4	13,0
Interest expenses	(21,5)	(18,7)	(62,1)	(49,3)	(69,8)
Other financial items	2,1	(0,4)	1,2	(0,2)	(0,9)
Net currency gain/(loss)	14,8	3,8	(35,3)	16,1	27,8
Net financial items (1)	**(1,7)**	**(2,1)**	**(72,7)**	**(6,4)**	**(7,6)**
Financial instruments					
Valuation of bunker hedges	(18,7)	16,9	(39,0)	51,0	26,4
Interest rate instruments	(15,9)	7,3	10,1	8,6	11,0
Currency instruments	(2,2)	(1,6)	9,1	(5,7)	(10,9)
Cross currency instruments	(19,9)	(8,9)	28,5	(24,1)	(42,0)
Net financial instruments	**(56,7)**	**13,7**	**8,7**	**29,7**	**(15,5)**
Net financials	**(58,4)**	**11,6**	**(64,0)**	**23,3**	**(23,1)**

FINANCIAL INSTRUMENTS
(Comprised of both valuation and cash settelements of FX, Interest and Cross Currency hedges, as weel as valuation portion of Bunker hedges*)
Management reporting

MUSD	Q1 2006	Q2 2006	Q3 2006	Q4 2006	YTD
CASH SETTLED	12,3	6,3	3,7		22,3
VALUATION	14,6	32,1	(60,4)		(13,7)
TOTAL	**27,0**	**38,3**	**(56,7)**	**-**	**8,7**

Management reporting

MUSD	Q1 2005	Q2 2005	Q3 2005	Q4 2005	YTD
CASH SETTLED	3,8	2,1	0,5		6,4
VALUATION	21,0	(10,9)	13,3		23,3
TOTAL	**24,8**	**(8,8)**	**13,8**	**-**	**29,7**

*** Cash setteled portion Bunker hedge (Included in Operating expenses)**
Management reporting

MUSD	Q1 2006	Q2 2006	Q3 2006	Q4 2006	YTD
CASH SETTLED BUNKER HEDGES	12,3	12,5	11,8		36,5

*** Cash setteled portion Bunker hedge (Included in Operating expenses)**
Management reporting

MUSD	Q1 2005	Q2 2005	Q3 2005	Q4 2005	YTD
CASH SETTLED BUNKER HEDGES	4,8	9,5	12,3		26,6

OFFICIAL
FINANCIAL STATEMENTS
WILH. WILHELMSEN GROUP
3rd Quarter 2006

Comments to the profit & loss statements
Net operating profit: In the official financial statements the cash settled portion of bunker hedge swaps[1] is classified as financial instruments.

Financial instruments: Consists of changes in market valuations (i.e. unrealised gains and losses) of bunker hedging, as well as valuations and cash settelements of interest and currency swaps.

[1] Bunker hedges are currently present in JVs only, and as such consolidated accordingly. Applying the Equity method, they are included in Share of profit from associates and joint ventures.

Wilh. Wilhelmsen group

Profit & loss statement

(Unaudited figures)

USD mill

01.07-30.09 2006	01.07-30.09 2005		01.01-30.09 2006	01.01-30.09 2005	2005
		Operating income			
61	62	Freight revenue	180	183	239
144	124	Other operating revenue	431	202	338
6	26	*Share of profits from associates and joint ventures*	42	103	104
0	8	Gain on sale of assets	1	8	10
211	**220**	**Total operating income**	**654**	**495**	**690**
		Operating expenses			
(0)	(1)	Voyage expenses	(0)	(4)	(3)
(11)	(9)	Vessel expenses	(28)	(27)	(35)
(1)	(1)	Charter expenses	(2)	(3)	(5)
(60)	(49)	Material cost	(183)	(49)	(104)
(57)	(64)	Wages and remunerations	(170)	(131)	(188)
(25)	(36)	Other expenses	(79)	(66)	(95)
(14)	(15)	Depreciation and amortisation	(39)	(41)	(56)
(0)	-	*Impairment charges*	(0)	(0)	(0)
(168)	**(176)**	**Total operating expenses**	**(501)**	**(321)**	**(485)**
43	**44**	**Net operating profit**	**153**	**174**	**206**
(32)	**4**	**Net financials**	**(7)**	**6**	**(5)**
11	**48**	**Profit / (loss) before tax**	**146**	**181**	**201**
(14)	(4)	Tax	(37)	(7)	(10)
(3)	**45**	**Profit / (loss) for the period**	**109**	**173**	**191**
1	1	**Of which minority interests**	2	2	3
(0,09)	0,91	Earnings per share (USD)	2,22	3,56	3,91
(0,09)	0,91	Diluted earnings per share (USD)	2,22	3,56	3,91

Wilh. Wilhelmsen group

Balance sheet

(Unaudited)

USD mill

	30.09.2006	30.09.2005	31.12.2005
Fixed assets			
Deferred tax asset	39	37	56
Goodwill and intangible assets	158	155	155
Vessels, property, fixtures	1 051	781	842
Pension assets	4	8	5
Investments in associates	552	507	512
Other long-term assets	63	76	73
Total fixed assets	**1 865**	**1 564**	**1 644**
Current assets			
Other current assets	228	202	197
Inventory	76	72	73
Short-term financial investments	152	158	164
Cash and bank deposits	209	227	185
Total current assets	**665**	**659**	**619**
Total assets	**2 530**	**2 223**	**2 263**
Equity			
Paid-in capital *)	125	125	125
Retained earnings	803	732	702
Minority interests	5	7	6
Total equity	**933**	**864**	**834**
Provisions for liabilities			
Pension liabilities	68	67	71
Deferred tax	48	31	43
Total provision for liabilities	**115**	**97**	**113**
Long-term liabilities			
Long-term interest-bearing debt	1 070	822	758
Other long-term liabilities	50	21	50
Total long-term liabilities	**1 120**	**843**	**808**
Current liabilities			
Tax payable	4	5	3
Public duties payable	15	11	14
Other current liabilities	343	403	491
Total current liabilities	**362**	**419**	**508**
Total equity and liabilities	**2 530**	**2 223**	**2 263**

*) At 30.09.2006 the group owns 1 889 676 own shares at a nominal value of approximately USD 5.8 million.

Wilh. Wilhelmsen group
Cash flow statement
(Unaudited)

USD mill	01.01-30.09 2006	01.01-30.09 2005
Cash flow from operating activities	82	108
Cash flow from investing activities	(231)	(398)
Cash flow from financing activities	173	374
Net change in cash and cash equivalents	**24**	**84**
Cash and cash equivalents at 01.01	185	143
Cash and cash equivalents at 31.03	**209**	**227**

-

Wilh. Wilhelmsen group
Statement of changes in equity
(Unaudited)

USD mill	01.01-30.09 2006	01.01-30.09 2005
Equity at 01.01	**834**	**736**
Net profit/(loss) for the period	109	173
Dividend payment	(37)	(30)
Witholding tax	(1)	
Implementation IAS 39 - Financial instruments		1
Financial instruments, hedge accounting	10	1
Purchase of own shares	(12)	
Options	2	2
Currency translation adjustments/other	28	(19)
Equity at 30.06	**933**	**864**

Wilh. Wilhelmsen group

Profit & loss statement per business area

(Unaudited)

USD mill	TOTAL			SHIPPING (1)			LOGISTICS			MARITIME SERVICES (2)			HOLDING (3)		
	Q3 2006	Q3 2005	2005	Q3 2006	Q3 2005	2005	Q3 2006	Q3 2005	2005	Q3 2006	Q3 2005	2005	Q3 2006	Q3 2005	2005
Income statement															
Total operating income	211,1	220,0	690,4	55,9	100,2	322,1	4,9	(9,8)	3,0	145,3	124,1	339,2	5,0	5,6	26,1
Primary operating profit	**56,8**	**59,5**	**261,2**	**35,6**	**85,2**	**262,1**	**4,9**	**(9,8)**	**3,0**	**17,5**	**(14,2)**	**1,7**	**(1,3)**	**(1,6)**	**(5,6)**
Depreciation, amortisation & impairment	(14,0)	(15,2)	(55,6)	(8,9)	(9,9)	(39,7)	-	-	-	(4,5)	(4,3)	(11,3)	(0,6)	(1,0)	(4,6)
Net operating profit	**42,7**	**44,3**	**205,6**	**26,7**	**75,3**	**222,4**	**4,9**	**(9,8)**	**3,0**	**13,0**	**(18,5)**	**(9,6)**	**(1,9)**	**(2,7)**	**(10,3)**
Net financials	(32,1)	4,2	(4,8)	(12,8)	(0,2)	(6,1)	-	-	-	(0,7)	1,7	(0,2)	(18,6)	2,7	1,5
Profit / (loss) before tax	**10,6**	**48,5**	**200,8**	**13,9**	**75,1**	**216,4**	**4,9**	**(9,8)**	**3,0**	**12,3**	**(16,8)**	**(9,8)**	**(20,5)**	**0,0**	**(8,8)**
Tax	(13,9)	(3,6)	(9,9)	3,1	(7,1)	(11,3)	-	-	-	(3,6)	3,7	4,2	(13,5)	(0,1)	(2,7)
Profit / (loss) for the period	**(3,3)**	**44,9**	**190,8**	**17,0**	**67,9**	**205,0**	**4,9**	**(9,8)**	**3,0**	**8,7**	**(13,1)**	**(5,7)**	**(34,0)**	**(0,1)**	**(11,5)**
Of which minorities	0,8	1,3	2,9							0,8	1,3	2,9			

USD mill	TOTAL			SHIPPING (1)			LOGISTICS			MARITIME SERVICES (2)			HOLDING (3)		
	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005
Profit & Loss															
Total operating income	654,3	495,3	690,4	213,9	277,2	322,1	(17,6)	(3,6)	3,0	434,3	199,9	339,2	23,7	21,9	26,1
Primary operating profit	**191,8**	**215,4**	**261,2**	**161,8**	**231,2**	**262,1**	**(17,6)**	**(3,6)**	**3,0**	**45,8**	**(6,4)**	**1,7**	**1,8**	**(5,8)**	**(5,6)**
Depreciation, amortisation & impairment	(38,9)	(41,1)	(55,6)	(24,8)	(29,8)	(39,7)	-	-	-	(12,1)	(7,7)	(11,3)	(2,0)	(3,6)	(4,6)
Net operating profit	**152,9**	**174,3**	**205,6**	**137,0**	**201,4**	**222,4**	**(17,6)**	**(3,6)**	**3,0**	**33,7**	**(14,0)**	**(9,6)**	**(0,2)**	**(9,4)**	**(10,3)**
Net financials	(6,9)	6,2	(4,8)	(12,0)	(4,1)	(6,1)	-	-	-	(2,4)	2,3	(0,2)	7,5	8,0	1,5
Profit / (loss) before tax	**146,0**	**180,6**	**200,8**	**125,0**	**197,4**	**216,4**	**(17,6)**	**(3,6)**	**3,0**	**31,2**	**(11,7)**	**(9,8)**	**7,3**	**(1,5)**	**(8,8)**
Tax	(37,0)	(7,4)	(9,9)	2,1	(8,1)	(11,3)	-	-	-	(9,3)	2,2	4,2	(29,8)	(1,4)	(2,7)
Profit / (loss) for the period	**109,0**	**173,2**	**190,8**	**127,1**	**189,2**	**205,0**	**(17,6)**	**(3,6)**	**3,0**	**22,0**	**(9,6)**	**(5,7)**	**(22,5)**	**(2,9)**	**(11,5)**
Of which minorities	2,3	2,2	2,9							2,3	2,2	2,9			

1) Sales gains related to vessels of MUSD 8.2 in 3rd quarter 2005 from the sale of Resolve from Wilhelmsen Lines AS (100%) and Takasago from Wilhelmsen Lines Shipowning AS (100%) to Fidelio Ltd. Partnership (50% ownership).

2) **Sales gain from sale of office building of MUSD 1.2 in Q1 2006.** Write down of goodwill of MUSD 0.8 in Q4 2005.

3) **Sales gains related to establishment of Joint Venture (Express Offshore Transport) with Switzer Wijsmuller in Singapore of MUSD 7.0 in Q1 2006.**

Wilh. Wilhelmsen group

Notes

(Unaudited figures)

Net financials

MUSD	01.07-30.09 2006	01.07-30.09 2005	01.01-30.09 2006	01.01-30.09 2005	2005
Financials					
Investment management	(2,0)	9,3	9,8	18,5	22,3
Interest income	4,1	3,7	12,2	8,7	12,7
Interest expenses	(13,7)	(9,6)	(34,7)	(22,6)	(33,9)
Other financial items	1,9	(0,4)	1,5	(0,3)	(0,4)
Net currency gain/(loss)	15,7	1,6	(23,7)	18,3	35,8
Net financial items (1)	**5,9**	**4,6**	**(34,9)**	**22,6**	**36,5**
Financial instruments					
Interest rate instruments	(12,7)	4,0	9,6	4,5	5,9
Currency instruments	(2,4)	(1,5)	5,3	(2,4)	(7,1)
Cross currency instruments	(22,9)	(2,8)	13,1	(18,4)	(40,1)
Net financial instruments	**(38,0)**	**(0,3)**	**28,0**	**(16,3)**	**(41,3)**
Net financials	**(32,1)**	**4,3**	**(6,9)**	**6,3**	**(4,8)**

PRO FORMA

FINANCIAL STATEMENTS

WILH. WILHELMSEN GROUP

3rd Quarter 2006

Comparable financial figures and pro forma information regarding the Unitor acquisition.

Unitor ASA is consolidated from the period the Wilh.Wilhelmsen group achieved a majority position. The Accounting Act (§ 7-4) and IFRS requires the preparation of pro forma comparable financial figures for prior periods.

In preparing the pro forma comparable figures the following assumptions have been applied:

- 100 % of Unitor's profit & loss and balance sheet is consolidated.
- Unitor's profit & loss and balance sheet is converted from NOK to USD using average exchange rate and balance sheet date respectively.
- Allocation of the acquisition amount and corresponding pro forma financing is converted at the exchange rate at the time of acquisition.
- Pro forma financing for the prior period figures is comprised of 58 % interest bearing debt and 42 % drawn on liquid resources.

Wilh. Wilhelmsen group

Profit & loss statement
Pro forma figures - including UNITOR

(Unaudited figures)

USD mill

01.07-30.09 2006	01.07-30.09 2005		01.01-30.09 2006	01.01-30.09 2005	2005
		Operating income			
61	62	Freight revenue	180	183	239
144	141	Other operating revenue	431	417	553
6	26	Share of profits from associates and joint ventures	42	103	104
0	8	Gain on sale of assets	1	8	10
211	**237**	**Total operating income**	**654**	**710**	**905**
		Operating expenses			
(0)	(1)	Voyage expenses	(0)	(4)	(3)
(11)	(9)	Vessel expenses	(28)	(27)	(35)
(1)	(1)	Charter expenses	(2)	(3)	(5)
(60)	(59)	Material cost	(183)	(169)	(225)
(57)	(68)	Wages and remunerations	(170)	(177)	(233)
(25)	(38)	Other expenses	(79)	(97)	(126)
(14)	(16)	Depreciation and amortisation	(39)	(46)	(61)
(168)	**(192)**	**Total operating expenses**	**(501)**	**(523)**	**(687)**
43	**45**	**Net operating profit**	**153**	**187**	**219**
		Financials			
(32)	**4**	**Net financials**	**(7)**	**3**	**(8)**
11	**49**	**Profit / (loss) before tax**	**146**	**190**	**210**
(14)	(4)	Tax	(37)	(11)	(13)
(3)	**45**	**Profit / (loss) for the period**	**109**	**180**	**197**
1	1	**Of which minority interests**	2	2	3
(0,09)	0,91	Earnings per share (USD)	2,22	3,70	4,05
(0,09)	0,91	Diluted earnings per share (USD)	2,22	3,70	4,05

Wilh. Wilhelmsen group

Balance sheet

Pro forma figures including UNITOR

(Unaudited)

USD mill

	30.09.2006	30.09.2005	31.12.2005
Fixed assets			
Deferred tax asset	39	37	56
Goodwill and intangible assets	158	155	155
Vessels, property, fixtures	1 051	781	842
Pension assets	4	8	5
Investments in associates	552	507	512
Other long-term assets	63	76	73
Total fixed assets	**1 865**	**1 564**	**1 644**
Current assets			
Other current assets	228	202	197
Inventory	76	72	73
Short-term financial investments	152	158	164
Cash and bank deposits	209	227	185
Total current assets	**665**	**659**	**619**
Total assets	**2 530**	**2 223**	**2 263**
Equity			
Paid-in capital	125	125	125
Retained earnings	803	732	702
Minority interests	5	7	6
Total equity	**933**	**864**	**834**
Provisions for liabilities			
Pension liabilities	68	67	71
Deferred tax	48	31	43
Total provision for liabilities	**115**	**97**	**113**
Long-term liabilities			
Long-term interest-bearing debt	1 070	822	758
Other long-term liabilities	50	21	50
Total long-term liabilities	**1 120**	**843**	**808**
Current liabilities			
Tax payable	4	5	3
Public duties payable	15	11	14
Other current liabilities	343	403	491
Total current liabilities	**362**	**419**	**508**
Total equity and liabilities	**2 530**	**2 223**	**2 263**

Wilh. Wilhelmsen group

Profit & loss statement per business area

Proforma figures including UNITOR

(Unaudited)

USD mill	TOTAL			SHIPPING (1)			LOGISTICS			MARITIME SERVICES (2)			HOLDING (3)		
	Q3 2006	Q3 2005	2005	Q3 2006	Q3 2005	2005	Q3 2006	Q3 2005	2005	Q3 2006	Q3 2005	2005	Q3 2006	Q3 2005	2005
Income statement															
Total operating income	211,1	236,9	905,5	55,9	100,2	322,1	4,9	(9,8)	3,0	145,3	141,0	554,2	5,0	5,6	26,1
Primary operating profit	**56,8**	**60,4**	**279,5**	**35,6**	**85,2**	**262,1**	**4,9**	**(9,8)**	**3,0**	**17,5**	**(13,3)**	**20,1**	**(1,3)**	**(1,6)**	**(5,6)**
Depreciation, amortisation & impairment	(14,0)	(15,6)	(60,9)	(8,9)	(9,9)	(39,7)	-	-	-	(4,5)	(4,7)	(16,6)	(0,6)	(1,0)	(4,6)
Net operating profit	**42,7**	**44,7**	**218,6**	**26,7**	**75,3**	**222,4**	**4,9**	**(9,8)**	**3,0**	**13,0**	**(18,1)**	**3,4**	**(1,9)**	**(2,7)**	**(10,3)**
Net financials	(32,1)	4,1	(8,2)	(12,8)	(0,2)	(6,1)	-	-	-	(0,7)	1,7	(3,6)	(18,6)	2,7	1,5
Profit / (loss) before tax	**10,6**	**48,8**	**210,4**	**13,9**	**75,1**	**216,4**	**4,9**	**(9,8)**	**3,0**	**12,3**	**(16,4)**	**(0,2)**	**(20,5)**	**0,0**	**(8,8)**
Tax	(13,9)	(3,7)	(13,1)	3,1	(7,1)	(11,3)	-	-	-	(3,6)	3,6	1,0	(13,5)	(0,1)	(2,7)
Profit / (loss) for the period	**(3,3)**	**45,1**	**197,3**	**17,0**	**67,9**	**205,0**	**4,9**	**(9,8)**	**3,0**	**8,7**	**(12,8)**	**0,9**	**(34,0)**	**(0,1)**	**(11,5)**
Of which minorities	0,8	1,3	2,9	-	-	-	-	-	-	0,8	1,3	2,9	-	-	-

USD mill	TOTAL			SHIPPING (1)			LOGISTICS			MARITIME SERVICES (2)			HOLDING (3)		
	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005
Profit & Loss															
Total operating income	654,3	710,4	905,5	213,9	277,2	322,1	(17,6)	(3,6)	3,0	434,3	415,0	554,2	23,7	21,9	26,1
Primary operating profit	**191,8**	**233,7**	**279,5**	**161,8**	**231,2**	**262,1**	**(17,6)**	**(3,6)**	**3,0**	**45,8**	**12,0**	**20,1**	**1,8**	**(5,8)**	**(5,6)**
Depreciation, amortisation & impairment	(38,9)	(46,4)	(60,9)	(24,8)	(29,8)	(39,7)	-	-	-	(12,1)	(13,0)	(16,6)	(2,0)	(3,6)	(4,6)
Net operating profit	**152,9**	**187,4**	**218,6**	**137,0**	**201,4**	**222,4**	**(17,6)**	**(3,6)**	**3,0**	**33,7**	**(1,0)**	**3,4**	**(0,2)**	**(9,4)**	**(10,3)**
Net financials	(6,9)	2,9	(8,2)	(12,0)	(4,1)	(6,1)	-	-	-	(2,4)	(1,0)	(3,6)	7,5	8,0	1,5
Profit / (loss) before tax	**146,0**	**190,2**	**210,4**	**125,0**	**197,4**	**216,4**	**(17,6)**	**(3,6)**	**3,0**	**31,2**	**(2,1)**	**(0,2)**	**7,3**	**(1,5)**	**(8,8)**
Tax	(37,0)	(10,5)	(13,1)	2,1	(8,1)	(11,3)	-	-	-	(9,3)	(1,0)	1,0	(29,8)	(1,4)	(2,7)
Profit / (loss) for the period	**109,0**	**179,7**	**197,3**	**127,1**	**189,2**	**205,0**	**(17,6)**	**(3,6)**	**3,0**	**22,0**	**(3,0)**	**0,9**	**(22,5)**	**(2,9)**	**(11,5)**
Of which minorities	2,3	2,2	2,9							2,3	2,2	2,9			

1) Sales gains related to vessels of MUSD 8.2 in 3rd quarter 2005 from the sale of Resolve from Wilhelmsen Lines AS (100%) and Takasago from Wilhelmsen Lines Shipowning AS (100%) to Fidelio Ltd. Partnership (50% ownership).

2) **Sales gain from sale of office building of MUSD 1.2 in Q1 2006.** Write down of goodwill of MUSD 0.8 in Q4 2005.

3) **Sales gains related to establishment of Joint Venture (Express Offshore Transport) with Switzer Wijsmuller in Singapore of MUSD 7.0 in Q1 2006.**

SEWARD & KISSEL LLP
ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL

TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421
WWW.SEWKIS.COM

1200 G STREET, N.W.
WASHINGTON, D.C. 20005
TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184

FILE NO. 82-35000

February 26, 2007

SEC Mail Processing Section
RECEIVED
2007
WASH, D.C.
186

U.S. Securities & Exchange Commission
The Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re: Wilh. Wilhelmsen 12g3-2 Submission

Dear Sir/Madam:

We are furnishing this letter and the enclosed documents on behalf of our client, Wilh. Wilhelmsen ASA (the "Company"), in accordance with the requirements of Rule 12g3-2(b) adopted under the Securities Exchange Act of 1934, as amended. Pursuant to our original 12g3-2(b) submission which was cleared by the SEC on August 4, 2006, we have agreed to furnish, on an ongoing basis, whatever information is made public, filed or distributed as described in Rule 12g3-2(b)(1)(i)(A), (B) or (C) promptly after such information is made or is required to be made public, filed or distributed. Accordingly, we enclose with this letter copies of announcements dated February 14, 2007 and February 15, 2007 that the Company made available to security holders relating to the Company's report for the fourth quarter of 2006.

If the staff of the SEC has any questions or comments concerning the foregoing, please don't hesitate to call the undersigned at (212) 574-1429.

Very Truly Yours,

Michael Kessler

cc: Bjoern Berggrav

SK 02877 0005 750893

Report

Wilh. Wilhelmsen

Corporate communication department
Press contact:
Cecilie Stray Telephone: +47 67 58 41 60
Head of corporate communications Mobile: +47 977 00 802
E-mail: cecilie.stray@wilhelmsen.com
Internet: www.wilhelmsen.com
Strandveien 20
NO-1324 Lysaker
Norway

Report for the fourth quarter of 2006

The Wilh. Wilhelmsen (WW) maritime industrial group achieved a record result for 2006. Net operating profit came to USD 367.6 million, an increase of 58% from USD 232.2 million the year before.

Disposal of the Dockwise heavy transport company contributed to good quarterly and annual results, with a sales gain of USD 83.1 million. When comparing with 2005, Unitor's results were consolidated only in the second half of that year. The underlying asset value of Global Automotive Logistics (GAL), which owns French logistics company Compagnie d'Affrètement et de Transport (CAT), was written down by USD 25.3 million to zero from the second quarter of 2006. CAT ceased to be consolidated in the WW accounts from the third quarter.

Mgmt report (USD mill)	Q4 2006	Q4 2005
Operating income	683	608
Net operating profit	165	67
Profit before tax	130	21

Total operating income for the fourth quarter increased by just over 12% to USD 683.0 million (USD 607.6 million). Figures for the corresponding period of 2005 will hereafter be shown in brackets. Net operating profit for the quarter was USD 165.1 million (USD 67 million). Profit before taxes came to USD 129.6 million (USD 20.6 million), while profit after taxes was USD 121.1 million (USD 17.7 million).

Mgmt report (USD mill)	2006	2005
Operating income	2 511	2 207
Net operating profit	368	232
Profit before tax	268	209

WW's total operating income for 2006 as a whole was USD 2.5 billion (USD 2.2 billion), corresponding to an increase of just under 14% from 2005. Net operating profit adjusted for special items amounted to USD 301.7 million, up by 10.5% from the year before.

Profit before taxes was USD 268.1 million (USD 209.1 million). Profit after taxes came to USD 230.1 million (USD 190.8 million).

The primary reason for the big change in net financial items was an adjustment to the fair value of the group's hedging contracts for bunkers. These have a big impact on financial performance while helping to ensure a more stable operating result. Realised bunkers hedging reduced operating expenses in 2006 by USD 45.4 million (USD 39.6 million). The accounting effect of the fair value adjustment was a negative impact of USD 53.0 million on the financial result (positive at USD 26.4 million). Net financial expenses for WW in 2006 totalled USD 99.5 million (USD 23.1 million).

The results given above are taken from the management report, which reflects the WW group's underlying operations better than the official accounts. The same accounting principles are applied in both management report and official accounts, but the former utilises a different method for consolidating the group's most important joint ventures. The presentation in the management report reflects proportionately the WW group's partnership-based ownership structure. It provides more detailed information on total financial results achieved by the group through its various joint ventures.

This interim report has been prepared in accordance with International Accounting Standard (IAS) 34, and with the accounting principles specified in the annual report for 2005.

Shipping

Net operating profit for shipping in 2006 came to USD 241.2 million (USD 237.5 million). Total operating income amounted to USD 1.4 billion (USD 1.3 billion), while profit before taxes was USD 153.7 million (USD 217.9 million). This decline reflects the accounting effect of adjusting the fair value of the group's hedging contracts for bunkers. The negative difference from 2005 to 2006 was around USD 80 million.

Corresponding figures for the fourth quarter were USD 60.8 million (USD 54.5 million), USD 377.2 million (USD 339.6 million) and USD 40.7 million (USD 18.2 million).

WW had a good shipping year in 2006. All three of the operating companies – WWL, EUKOR and ARC – delivered good results. High fleet utilisation and good cargo availability characterised 2006.

Wallenius Wilhelmsen Logistics (owned 50% by WW) contributed a result for 2006 to its partners which was somewhat lower than the year before because it had to charter in expensive additional tonnage to lift its volumes.

The market for WWL is strong and cargo availability has been good in its most important trades. Shipments of construction equipment to Australia provided a particularly strong market in 2006. The year was characterised by very substantial volumes from Asia to Europe and North America. Fleet utilisation in WWL is very high. At the same time, bunkers prices and charter costs have maintained a high level. For WWL, which depends in part on chartering in additional tonnage, this means that rises in income over the year were offset to a great extent by higher costs.

EUKOR Car Carriers (owned 40% by WW) continued to deliver good results and had a record operating income. Net operating profit for EUKOR in 2006 was good, despite a strike during the summer months at its most important customers – Hyundai Motor Company (HMC) and Kia Motors Corporation (KIA). The dispute had a negative effect on both production and exports for these two companies.

A total of 3.2 million cars were shipped by EUKOR in 2006, an increase from 2005. With the exception of the months affected by the strike, capacity utilisation for the company was very good and all its ships operated with a minimum of dead time. Time lags for export volumes from Korea caused capacity requirements to fluctuate, and substantial costs were incurred after the strike from chartering additional tonnage. EUKOR has completed negotiations with HMC and KIA on an extension of the contract of affreightment and the introduction of bunkers adjustment clauses, but is awaiting formal approval.

American Roll-on Roll-off Carrier (owned 50% by WW) achieved good results in 2006. The year was characterised by high volumes for the company, which operates eight vessels under the

American flag. These ships are employed in two trades – one from North America to Europe and back, and the other from North America to the Middle East and back.

From 1 January 2007, American Shipping & Logistics Group (ASL) has unified the administration of the American companies ARC, American Auto Logistics and American Logistics Network in a single unit.

Tonnage position

WW and its partners are pursuing an extensive **newbuilding programme** to ensure new and modern tonnage for the joint ventures in which WW is involved. WW took delivery of two new vessels in the fourth quarter and entered a long term charter for another newbuilding from Ray Shipping. Wallenius Lines also took delivery of a vessel.

An active role will be maintained by WW and its partners in the newbuilding sector in order to maintain their market shares and renew the fleet. They are due to take delivery of 44 new car carriers from February 2007 until 2011. Eight of these will be for WW – two from Ray Shipping, two from Daewoo and four from Mitsubishi.

Logistics

The logistics segment achieved a net operating loss in 2006 of USD 5.6 million (profit of USD 14.5 million). This was a consequence of writing down the underlying value of Global Automotive Logistics (GAL) (owned 40% by WWL), the parent company of Compagnie d'Affrètement et de Transport (CAT), by NOK 25.3 million to zero in the second quarter of 2006. The net operating result for the logistics segment improved by USD 5.3 million in the second half because CAT ceased to be consolidated in the WW accounts with effect from 1 July 2006. Adjusted for special items, the net operating result for this segment was down by USD 7.5 million from 2005.

Total operating income for 2006 was USD 386.2 million (USD 531.0 million). This decline reflects the exclusion of income from CAT in the second half. The loss before taxes for 2006 came to USD 7.3 million (profit of USD 9.8 million).

Net operating profit for the logistics segment in the fourth quarter amounted to USD 5.7 million (USD 8.8 million). Total operating income was USD 63.4 million (USD 128.9 million), while profit before taxes was USD 5.9 million (USD 7.8 million).

Logistics services from WW – terminals, technical services, inland transport and supply chain management – are intended to support maritime transport operations by the group while providing satisfactory profitability as independent business units. WW's terminal operations and technical services yielded positive results as a result of good capacity utilisation. WWL secured a number of new logistics contracts during 2006 where inland distribution is integrated with its maritime shipments.

Demand for complete logistics services is growing in WW's markets.

Korean logistics company **Glovis** (owned 20% by WW) delivered a fourth-quarter result which was significantly lower than in 2005. A strengthening of the KRW has helped to weaken the Glovis result, as did the above-mentioned strikes in HMC and KIA. The latter effect reflects the fact that Glovis figures are included one quarter in arrears, as previously notified. Glovis expects to expand significantly on a global basis as HMC and KIA establish factories outside Korea.

Day-to-day operations at Glovis are not significantly affected by the investigation into alleged financial irregularities at HMC. Lee Ju-eun, president of Glovis, was given a suspended sentence of 18 months imprisonment in January 2007. Chung Mong-koo, chair of the HMC group, was sentenced to three years imprisonment. An appeal has been entered against the latter sentence. A final legal clarification is expected during the first half of 2007.

The two US logistics companies owned 50% by WW, **American Auto Logistics** (AAL) and **American Logistic Network** (ALN), continued to deliver good results which were roughly on a par with 2005.

Maritime services

Wilhelmsen Maritime Services (WMS) made a net operating profit of USD 49.0 million in 2006 (loss of USD 9.6 million). The acquisition of Unitor ASA and the restructuring and sale of operations not defined as part of the core business during 2005 make comparisons difficult. Corrected for these effects, net operating profit improved by USD 18.5 million (64%). The operating margin came to 8.3%. Total operating income was USD 587.8 million (USD 339.2 million), while profit before taxes came to USD 42.0 million (loss of USD 9.8 million).

Net operating profit for the fourth quarter was USD 15.4 million (USD 4.5 million). This figure was positively affected by currency conversion differences on balance sheet items, which arose primarily because of a stronger NOK exchange rate. Total operating income came to USD 153.5 million (USD 139.3 million), and profit before taxes to USD 10.8 million (USD 1.9 million).

Very good progress has been made by WMS since the acquisition of Unitor in the summer of 2005. Continuing integration combined with a substantial expansion in sales characterised 2006. The bulk of the integration work was completed during the year.

WMS has strengthened its position in the market, with an increased share in a number of business areas. As a result of organisational adjustments, implemented primarily in Barwil Unitor Ships Service during the fourth quarter of 2006, positioning in the market will be even stronger during 2007. Underlying operations in WMS are good, and its results were in line with expectations.

Barwil Unitor Ships Service (BUSS) continued to make good progress with sales in the fourth quarter, and the result was in line with expectations. BUSS has eight regions and six product areas. Sales made positive progress in both Europe and Asia. Growth was particularly high in the north-east Asia region (China, Korea and Japan). The product areas showed good organic growth in all segments, and particularly in refrigeration, chemicals and safety products.

Barber Ship Management (BSM) could report continued good operation during the fourth quarter. BSM increased its management contracts by 12% over the year as a whole, and also strengthened its recruitment base by opening offices in the Philippines and Ukraine during the fourth quarter. Investments were also made in new and modern simulation tools at the International Maritime Training Centre in Mumbai, India. Prospects for further growth in 2007 are good. Both turnover and results were somewhat below expectations.

Ships Equipment, which embraces TI Contracting and Unitor Maritime Systems, further strengthened its order backlog in the fourth quarter and can report very good progress for profits. Development and innovation in this business area are strategically important and WMS has allocated dedicated resources for that work, with a special focus on the environmental area.

Wilhelmsen Bunkers, which forms part of the **Maritime Solutions & Financial Services** business area, was merged during the fourth quarter with Premier Marine Fuels Ltd. WMS owns 60% of the new company, which has been named Wilhelmsen Premier Marine Fuels and became operational on 1 January 2007. With an annual volume of seven-eight million tonnes of bunkers and other fuels, this company will be one of the largest brokers in the market.

Other activities
WW sold its 24% interest in the **Dockwise** heavy transport company to the 3i private equity company in the fourth quarter. This sale has a value of just over USD 700 million, depending on whether and how quickly the Dockwise vessel Mighty Servant 3, which sank off Angola in December 2006, comes back into operation.

As a result of the strong offshore market, Dockwise contributed a profit before taxes of USD 12.9 million (USD 9.6 million) for the year to 22 December, and USD 2.4 million (USD 3.4 million) for the fourth quarter.

The disposal of Dockwise contributed a gain of USD 83.1 million to the WW group's results for 2006.

Wilhelmsen Offshore & Chartering embraces **Sea Launch** and **Express Offshore Transport (EOT)**. These businesses again delivered results in line with expectations for the fourth quarter.

EOT (owned 50% by WW) was established in 2005 and became operational in February 2006. Net operating profit for the WW group was positively affected by an accounting gain of roughly USD 9.5 million which arose in connection with the creation of the company. This figure is about USD 2.5 million higher than the estimated gain reported in the first quarter of 2006.

EOT provides transport services for crew and supplies to oil installations in Asia and the Arabian Gulf.

Financial items
Net financial expenses came USD 99.5 million (USD 23.1 million) for 2006 and USD 35.5 million (USD 46.4 million) for the fourth quarter. Net financial instruments made a positive contribution of USD 17.6 million for the full year (negative at USD 15.5 million). Bunkers hedging contracts made a negative contribution of USD 53 million in 2006 (positive at USD 26.4 million).

Financial management once again made a positive contribution, and financial income in 2006 totalled USD 32.6 million (USD 35.3 million). Interest expenses rose by USD 15 million as a result of increased debt and higher US interest rates. Hedging strategies in the interest rate and currency markets contributed USD 19.6 million in 2006. Sixty per cent of the debt was hedged at an interest rate of 4.7% at 31 December.

Dividend
WW paid a dividend in 2006 of NOK 8.50 per share. The company's intention is to pay a dividend twice a year, and that target was achieved for 2006.

In line with WW's dividend policy, the board has proposed that a dividend of NOK 5.50 per share be paid in May 2007.

Prospects
WW will continue to concentrate on the further development of industrial shipping, logistics and maritime services, and to reinforce and continue developing its position as one of the three largest players in these segments.

Shipping is expected to enjoy growth in all cargo categories. The tonnage position will remain tight, and WW will accordingly continue to pursue an active newbuilding programme.

The logistics segment will be further developed and strengthened to support WW's core maritime transport business.

A high level of activity in the world's merchant fleet and in the newbuilding market is expected to yield good results in the maritime services segment.

The WW board would emphasise the importance of the Norwegian government, after many years of uncertainty, providing competitive terms for shipping companies in Norway which are comparable with those enjoyed by their competitors in the European Union. This will be crucial for future opportunities to pursue significant shipping activities from Norway.

The WW board expects a profit for 2007, after ordinary financial items and adjusted for special items, which is on a par with 2006.

Lysaker, 14 February 2007
The board of directors of Wilh. Wilhelmsen ASA

Wilh. Wilhelmsen is a leading global maritime industrial group. It has 13 300 employees in its wholly-owned companies and employs 23 000 people when joint ventures are included. WW's wholly-owned companies have 352 offices in 71 countries. These figures rise to 516 offices and 79 countries with joint ventures included. For further details, see www.wilhelmsen.com.

FINANCIAL STATEMENTS
WILH. WILHELMSEN GROUP
4th Quarter 2006

Management report
FINANCIAL STATEMENTS
WILH. WILHELMSEN GROUP
4th Quarter 2006

Management reporting

In Wilh. Wilhelmsen group's official financial interim reports the equity method is applied for consolidation of joint ventures. This method provides a fair presentation of the group's financial position. During the day to day operations, management are using the proportionate method for their financial decision making. The report based on the proportionate method for all material jointly controlled interests in the Shipping and Logistics segments, is presented in the Management Profit & loss statements.

Comments to the profit & loss statements

Net operating profit: In the Management profit & loss report the cash settled portion of bunker hedge swaps is included in primary operating profit by reduction of voyage related expenses.

Financial instruments: Consists of changes in market valuations (i.e. unrealised gains and losses) of bunker hedging, as well as valuations and cash settelements of interest and currency swaps.

Wilh. Wilhelmsen group

Management Profit & loss report [1]

(Unaudited figures)

USD mill

01.10-31.12 2006	01.10-31.12 2005		01.01-31.12 2006	01.01-31.12 2005
		Operating income		
379	343	Freight revenue	1 440	1 327
211	252	Other operating revenue	949	839
7	12	Share of profits from associates and joint ventures	27	31
86	2	Gain on sale of assets	94	10
683	**608**	**Total operating income**	**2 511**	**2 207**
		Operating expenses		
(180)	(162)	Voyage expenses	(695)	(617)
(26)	(14)	Vessel expenses	(89)	(56)
(38)	(42)	Charter expenses	(145)	(157)
(64)	(55)	Material cost	(247)	(104)
(95)	(90)	Wages and remunerations	(356)	(305)
(79)	(138)	Other expenses	(441)	(571)
(37)	(40)	Depreciation, amortisation and impairment	(145)	(151)
		Impairment charges	(26)	(14)
(518)	**(541)**	**Total operating expenses**	**(2 143)**	**(1 974)**
165	**67**	**Net operating profit**	**368**	**232**
(36)	**(46)**	**Net financials**	**(99)**	**(23)**
130	**21**	**Profit / (loss) before tax**	**268**	**209**
(8)	(3)	Tax	(38)	(18)
121	**18**	**Profit / (loss) for the period**	**230**	**191**
1	**1**	**Of which minority interests**	**3**	**3**
2,51	0,35	Earnings per share (USD)	4,73	3,91
2,51	0,35	Diluted earnings per share (USD)	4,73	3,91

[1] Proportionate method used for Joint Ventures in Shipping and Logistics segments

Wilh. Wilhelmsen group

Management Profit & loss report per business area*

(Unaudited)

USD mill	TOTAL			SHIPPING (1)			LOGISTICS			MARITIME SERVICES (2)			HOLDING (3)		
	Q4 2006	Q4 2005	2005	Q4 2006	Q4 2005	2005	Q4 2006	Q4 2005	2005	Q4 2006	Q4 2005	2005	Q4 2006	Q4 2005	2005
Income statement															
Total operating income	683,0	607,6	2 206,7	377,2	339,6	1 329,8	63,4	128,9	531,0	153,5	139,3	339,2	88,8	(0,2)	6,7
Primary operating profit**	202,4	106,8	396,8	90,5	85,1	357,5	6,9	13,5	43,4	20,8	8,1	1,7	84,2	0,1	(5,8)
Depreciation, amortisation & impairment	(37,3)	(39,8)	(164,6)	(29,7)	(30,6)	(120,0)	(1,1)	(4,7)	(28,9)	(5,5)	(3,6)	(11,3)	(1,0)	(0,9)	(4,4)
Net operating profit	165,1	67,0	232,2	60,8	54,5	237,5	5,7	8,8	14,5	15,4	4,5	(9,6)	83,3	(0,8)	(10,3)
Net financials	(35,5)	(46,4)	(23,1)	(20,0)	(36,3)	(19,6)	0,2	(1,0)	(4,7)	(4,6)	(2,6)	(0,2)	(11,1)	(6,5)	1,5
Profit / (loss) before tax	129,6	20,6	209,1	40,7	18,2	217,9	5,9	7,8	9,8	10,8	1,9	(9,8)	72,2	(7,3)	(8,8)
Tax	(8,5)	(2,9)	(18,3)	4,4	(2,4)	(12,9)	(1,3)	(1,2)	(6,8)	(7,6)	2,0	4,2	(3,9)	(1,3)	(2,7)
Profit / (loss) for the period	121,1	17,7	190,8	45,1	15,8	205,0	4,5	6,6	3,0	3,2	3,9	(5,7)	68,3	(8,7)	(11,5)
Of which minorities	1,1	0,7	2,9							1,1	0,7	2,9			

USD mill	TOTAL			SHIPPING (1)			LOGISTICS			MARITIME SERVICES (2)			HOLDING (3)		
	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005
Income statement															
Total operating income	2 510,9	2 206,7	2 206,7	1 436,1	1 329,8	1 329,8	386,2	531,0	531,0	587,8	339,2	339,2	100,8	6,7	6,7
Primary operating profit**	538,5	396,8	396,8	357,0	357,5	357,5	28,2	43,4	43,4	66,6	1,7	1,7	85,7	(5,8)	(5,8)
Depreciation, amortisation & impairment	(170,9)	(164,6)	(164,6)	(115,9)	(120,0)	(120,0)	(33,8)	(28,9)	(28,9)	(17,6)	(11,3)	(11,3)	(3,6)	(4,4)	(4,4)
Net operating profit	367,6	232,2	232,2	241,2	237,5	237,5	(5,6)	14,5	14,5	49,0	(9,6)	(9,6)	83,0	(10,3)	(10,3)
Net financials	(99,5)	(23,1)	(23,1)	(87,4)	(19,6)	(19,6)	(1,7)	(4,7)	(4,7)	(7,0)	(0,2)	(0,2)	(3,4)	1,5	1,5
Profit / (loss) before tax	268,1	209,1	209,1	153,7	217,9	217,9	(7,3)	9,8	9,8	42,0	(9,8)	(9,8)	79,6	(8,8)	(8,8)
Tax	(38,0)	(18,3)	(18,3)	18,4	(12,9)	(12,9)	(5,7)	(6,8)	(6,8)	(16,9)	4,2	4,2	(33,8)	(2,7)	(2,7)
Profit / (loss) for the period	230,1	190,8	190,8	172,2	205,0	205,0	(13,0)	3,0	3,0	25,2	(5,7)	(5,7)	45,8	(11,5)	(11,5)
Of which minorities	3,5	2,9	2,9							3,5	2,9	2,9			

1) Sales gains related to vessels of MUSD 8.2 in 3rd quarter 2005 from the sale of Resolve from Wilhelmsen Lines AS (100%) and Takasago from Wilhelmsen Lines Shipowning AS (100%) to Fidelio Ltd. Partnership (50% ownership).
2) **Sales gain from sale of office building of MUSD 1.2 in Q1 2006.**
3) **Sales gain from sale of Dockwise of MUSD 83.1 in Q4 2006. Gain related to establishment of Joint Venture (Express Offshore Transport) with Switzer Wijsmuller of MUSD 9.5 for 2006.**
Sales gain related to crew vessels are included with MUSD 0,7 in Q4 2005.

*** Proportionate method used for Joint Ventures**
**** Cash setteled portion of bunker hedge swaps is included in primary operating profit**

Wilh. Wilhelmsen group

Notes - Management report

(Unaudited figures)

Net financials

MUSD	01.10-31.12 2006	01.10-31.12 2005	01.01-31.12 2006	01.01-31.12 2005
Financials				
Investment management	3,1	3,7	12,9	22,3
Interest income	5,9	4,6	19,7	13,0
Interest expenses	(22,5)	(20,4)	(84,6)	(69,8)
Other financial items	(0,6)	(0,7)	0,6	(0,9)
Net currency gain/(loss)	(30,5)	11,6	(65,8)	27,8
Net financial items excl. Fin.Instr.	**(44,5)**	**(1,2)**	**(117,2)**	**(7,6)**
Financial instruments				
Valuation of bunker hedges	(14,0)	(24,6)	(53,0)	26,4
Interest rate instruments	1,3	2,4	11,4	11,0
Currency instruments	(0,9)	(5,1)	8,2	(10,9)
Cross currency instruments	22,5	(17,9)	51,0	(42,0)
Net financial instruments	**9,0**	**(45,2)**	**17,6**	**(15,5)**
Net financials	**(35,5)**	**(46,4)**	**(99,5)**	**(23,1)**

FINANCIAL INSTRUMENTS
(Comprised of both valuation and cash settelements of FX, Interest and Cross Currency hedges, as well as valuation portion of Bunker hedges*)
Management reporting

MUSD	Q1 2006	Q2 2006	Q3 2006	Q4 2006	YTD
CASH SETTLED	12,3	6,3	3,7	13,0	35,3
VALUATION	14,6	32,1	(60,4)	(4,0)	(17,6)
TOTAL	27,0	38,3	(56,7)	9,0	17,6

Management reporting

MUSD	Q1 2005	Q2 2005	Q3 2005	Q4 2005	YTD
CASH SETTLED	3,8	2,1	0,5	(1,9)	4,5
VALUATION	21,0	(10,9)	13,3	(43,3)	(19,9)
TOTAL	24,8	(8,8)	13,8	-45,2	(15,5)

*** Cash setteled portion Bunker hedge (included in Operating expenses)**
Management reporting

MUSD	Q1 2006	Q2 2006	Q3 2006	Q4 2006	YTD
CASH SETTLED BUNKER HEDGES	12,3	12,5	11,8	8,9	45,4

*** Cash setteled portion Bunker hedge (included in Operating expenses)**
Management reporting

MUSD	Q1 2005	Q2 2005	Q3 2005	Q4 2005	YTD
CASH SETTLED BUNKER HEDGES	4,8	9,5	12,3	13,1	39,6

OFFICIAL
FINANCIAL STATEMENTS
WILH. WILHELMSEN GROUP
4th Quarter 2006

Comments to the profit & loss statements

Net operating profit: In the official financial statements the cash settled portion of bunker hedge swaps[1] is classified as financial instruments.

Financial instruments: Consists of changes in market valuations (i.e. unrealised gains and losses) of bunker hedging, as well as valuations and cash settelements of interest and currency swaps.

[1] Bunker hedges are currently present in JVs only, and as such consolidated accordingly. Applying the Equity method, they are included in Share of profit from associates and joint ventures.

Wilh. Wilhelmsen group

Profit & loss statement

(Unaudited figures)

USD mill

01.10-31.12 2006	01.10-31.12 2005		01.01-31.12 2006	01.01-31.12 2005
		Operating income		
66	56	Freight revenue	246	239
154	136	Other operating revenue	585	338
17	2	Share of profits from associates and joint ventures	59	104
83	2	Gain on sale of assets	85	10
321	**195**	**Total operating income**	**975**	**690**
		Operating expenses		
		Voyage expenses		(3)
(12)	(7)	Vessel expenses	(39)	(35)
(2)	(2)	Charter expenses	(4)	(5)
(64)	(55)	Material cost	(247)	(104)
(59)	(56)	Wages and remunerations	(229)	(188)
(26)	(29)	Other expenses	(107)	(95)
(15)	(15)	Depreciation and amortisation	(54)	(56)
		Impairment charges		
(180)	**(164)**	**Total operating expenses**	**(681)**	**(485)**
141	**31**	**Net operating profit**	**294**	**206**
(14)	**(11)**	**Net financials**	**(21)**	**(5)**
127	**20**	**Profit / (loss) before tax**	**273**	**201**
(6)	(3)	Tax	(43)	(10)
121	**18**	**Profit / (loss) for the period**	**230**	**191**
1	1	**Of which minority interests**	3	3
2,51	0,35	Earnings per share (USD)	4,73	3,91
2,51	0,35	Diluted earnings per share (USD)	4,73	3,91

Wilh. Wilhelmsen group

Balance sheet

(Unaudited)

USD mill

	31.12.2006	31.12.2005
Fixed assets		
Deferred tax asset	44	56
Goodwill and intangible assets	171	155
Vessels, property, fixtures	1 098	842
Pension assets	5	5
Investments in associates	532	512
Other long-term assets	27	73
Total fixed assets	**1 877**	**1 644**
Current assets		
Other current assets	389	197
Inventory	91	73
Short-term financial investments	174	164
Cash and bank deposits	203	185
Total current assets	**857**	**619**
Total assets	**2 735**	**2 263**
Equity		
Paid-in capital *)	125	125
Retained earnings	904	702
Minority interests	8	6
Total equity	**1 037**	**834**
Provisions for liabilities		
Pension liabilities	78	71
Deferred tax	62	43
Total provision for liabilities	**140**	**113**
Long-term liabilities		
Long-term interest-bearing debt	1 075	758
Other long-term liabilities	59	50
Total long-term liabilities	**1 134**	**808**
Current liabilities		
Tax payable	3	3
Public duties payable	15	14
Other current liabilities	405	491
Total current liabilities	**424**	**508**
Total equity and liabilities	**2 735**	**2 263**

*) At 31.12.2006 the group owns 1 878 676 own shares at a nominal value of approximately USD 6.0 million.

Wilh. Wilhelmsen group
Cash flow statement
(Unaudited)

USD mill	01.01-31.12 2006	01.01-31.12 2005
Cash flow from operating activities	182	161
Cash flow from investing activities	(336)	(342)
Cash flow from financing activities	172	223
Net change in cash and cash equivalents	**18**	**42**
Cash and cash equivalents at 01.01	185	143
Cash and cash equivalents at 31.12	**203**	**185**

-

Wilh. Wilhelmsen group
Statement of changes in equity
(Unaudited)

USD mill	01.01-31.12 2006	01.01-31.12 2005
Equity at 01.01	**834**	**736**
Net profit/(loss) for the period	230	191
Dividend payment	(64)	(58)
Witholding tax	(1)	
Implementation IAS 39 - Financial instruments		1
Financial instruments, hedge accounting	10	2
Purchase of own shares	(14)	
Options	2	3
Currency translation adjustments/other	40	(41)
Equity at 31.12	**1 037**	**834**

Wilh. Wilhelmsen group

Profit & loss statement per business area

(Unaudited)

USD mill	TOTAL			SHIPPING (1)			LOGISTICS			MARITIME SERVICES (2)			HOLDING (3)		
	Q4 2006	Q4 2005	2005	Q4 2006	Q4 2005	2005	Q4 2006	Q4 2005	2005	Q4 2006	Q4 2005	2005	Q4 2006	Q4 2005	2005
Income statement															
Total operating income	321,1	195,1	690,4	71,3	44,9	322,1	4,5	6,6	3,0	153,5	139,3	339,2	91,7	4,2	26,1
Primary operating profit	**156,4**	**45,8**	**261,2**	**47,2**	**30,9**	**262,1**	**4,5**	**6,6**	**3,0**	**20,8**	**8,1**	**1,7**	**83,8**	**0,2**	**(5,6)**
Depreciation, amortisation & impairment	(15,0)	(14,6)	(55,6)	(8,9)	(9,9)	(39,7)	-	-	-	(5,5)	(3,6)	(11,3)	(0,7)	(1,0)	(4,6)
Net operating profit	**141,3**	**31,2**	**205,6**	**38,3**	**21,0**	**222,4**	**4,5**	**6,6**	**3,0**	**15,4**	**4,5**	**(9,6)**	**83,1**	**(0,8)**	**(10,3)**
Net financials	(14,1)	(11,1)	(4,8)	1,5	(2,0)	(6,1)	-	-	-	(4,6)	(2,6)	(0,2)	(11,0)	(6,5)	1,5
Profit / (loss) before tax	**127,2**	**20,2**	**200,8**	**39,7**	**19,0**	**216,4**	**4,5**	**6,6**	**3,0**	**10,8**	**1,9**	**(9,8)**	**72,1**	**(7,3)**	**(8,8)**
Tax	(6,1)	(2,5)	(9,9)	5,3	(3,2)	(11,3)	-	-	-	(7,6)	2,0	4,2	(3,9)	(1,3)	(2,7)
Profit / (loss) for the period	**121,1**	**17,7**	**190,8**	**45,1**	**15,8**	**205,0**	**4,5**	**6,6**	**3,0**	**3,2**	**3,9**	**(5,7)**	**68,3**	**(8,7)**	**(11,5)**
Of which minorities	1,1	0,7	2,9							1,1	0,7	2,9			

USD mill	TOTAL			SHIPPING (1)			LOGISTICS			MARITIME SERVICES (2)			HOLDING (3)		
	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005
Profit & Loss															
Total operating income	975,4	690,4	690,4	285,2	322,1	322,1	(13,0)	3,0	3,0	587,8	339,2	339,2	115,4	26,1	26,1
Primary operating profit	**348,2**	**261,2**	**261,2**	**209,0**	**262,1**	**262,1**	**(13,0)**	**3,0**	**3,0**	**66,6**	**1,7**	**1,7**	**85,6**	**(5,6)**	**(5,6)**
Depreciation, amortisation & impairment	(53,9)	(55,6)	(55,6)	(33,7)	(39,7)	(39,7)	-	-	-	(17,6)	(11,3)	(11,3)	(2,7)	(4,6)	(4,6)
Net operating profit	**294,3**	**205,6**	**205,6**	**175,3**	**222,4**	**222,4**	**(13,0)**	**3,0**	**3,0**	**49,0**	**(9,6)**	**(9,6)**	**82,9**	**(10,3)**	**(10,3)**
Net financials	(21,1)	(4,8)	(4,8)	(10,6)	(6,1)	(6,1)	-	-	-	(7,0)	(0,2)	(0,2)	(3,5)	1,5	1,5
Profit / (loss) before tax	**273,2**	**200,8**	**200,8**	**164,7**	**216,4**	**216,4**	**(13,0)**	**3,0**	**3,0**	**42,0**	**(9,8)**	**(9,8)**	**79,4**	**(8,8)**	**(8,8)**
Tax	(43,1)	(9,9)	(9,9)	7,4	(11,3)	(11,3)	-	-	-	(16,9)	4,2	4,2	(33,6)	(2,7)	(2,7)
Profit / (loss) for the period	**230,1**	**190,8**	**190,8**	**172,2**	**205,0**	**205,0**	**(13,0)**	**3,0**	**3,0**	**25,2**	**(5,7)**	**(5,7)**	**45,8**	**(11,5)**	**(11,5)**
Of which minorities	3,5	2,9	2,9							3,5	2,9	2,9			

1) Sales gains related to vessels of MUSD 8.2 in 3rd quarter 2005 from the sale of Resolve from Wilhelmsen Lines AS (100%) and Takasago from Wilhelmsen Lines Shipowning AS (100%) to Fidelio Ltd. Partnership (50% ownership).

2) **Sales gain from sale of office building of MUSD 1.2 in Q1 2006.**

3) **Sales gain from sale of Dockwise of MUSD 83.1 in Q4 2006. Gain related to establishment of Joint Venture (Express Offshore Transport) with Switzer Wijsmuller of MUSD 9.5 for 2006.**
Sales gain related to crew vessels are included with MUSD 0,7 in Q4 2005.

Wilh. Wilhelmsen group

Notes

(Unaudited figures)

Net financials

MUSD	01.10-31.12 2006	01.10-31.12 2005	01.01-31.12 2006	01.01-31.12 2005
Financials				
Investment management	3,1	3,7	12,9	22,3
Interest income	4,9	4,0	17,1	12,7
Interest expenses	(13,8)	(11,3)	(48,4)	(33,9)
Other financial items	(0,3)	(0,1)	1,2	(0,4)
Net currency gain/(loss)	(27,8)	17,5	(51,5)	35,8
Net financial items excl. Fin.Instr.	**(33,8)**	**13,9**	**(68,7)**	**36,5**
Financial Instruments				
Interest rate instruments	0,7	1,4	10,4	5,9
Currency instruments	(1,7)	(4,7)	3,6	(7,1)
Cross currency instruments	20,6	(21,7)	33,7	(40,1)
Net financial instruments	**19,7**	**(25,0)**	**47,7**	**(41,3)**
Net financials	**(14,1)**	**(11,1)**	**(21,0)**	**(4,8)**

PRO FORMA

FINANCIAL STATEMENTS

WILH. WILHELMSEN GROUP

4th Quarter 2006

Comparable financial figures and pro forma information regarding the Unitor acquisition.

Unitor ASA is consolidated from the period the Wilh.Wilhelmsen group achieved a majority position (15th July 2005). The Accounting Act (§ 7-4) and IFRS requires the preparation of pro forma comparable financial figures for prior periods.

In preparing the pro forma comparable figures the following assumptions have been applied:
- 100 % of Unitor's profit & loss and balance sheet is consolidated.
- Unitor's profit & loss and balance sheet is converted from NOK to USD using average exchange rate and balance sheet date respectively.
- Allocation of the acquisition amount and corresponding pro forma financing is converted at the exchange rate at the time of acquisition.
- Pro forma financing for the prior period figures is comprised of 58 % interest bearing debt and 42 % drawn on liquid resources.

Wilh. Wilhelmsen group

Profit & loss statement
Pro forma figures - including UNITOR

(Unaudited figures)

USD mill

01.10-31.12 2006	01.10-31.12 2005		01.01-31.12 2006	01.01-31.12 2005
		Operating income		
66	56	Freight revenue	246	239
154	136	Other operating revenue	585	553
17	2	Share of profits from associates and joint ventures	59	104
83	2	Gain on sale of assets	85	10
321	**195**	**Total operating income**	**975**	**905**
		Operating expenses		
0	0	Voyage expenses	(0)	(3)
(12)	(7)	Vessel expenses	(39)	(35)
(2)	(2)	Charter expenses	(4)	(5)
(64)	(55)	Material cost	(247)	(225)
(59)	(56)	Wages and remunerations	(229)	(233)
(28)	(29)	Other expenses	(107)	(126)
(15)	(15)	Depreciation and amortisation	(54)	(61)
(180)	**(164)**	**Total operating expenses**	**(681)**	**(687)**
141	**31**	**Net operating profit**	**294**	**219**
		Financials		
(14)	**(11)**	**Net financials**	**(21)**	**(8)**
127	**20**	**Profit / (loss) before tax**	**273**	**210**
(6)	(3)	Tax	(43)	(13)
121	**18**	**Profit / (loss) for the period**	**230**	**197**
1	1	**Of which minority interests**	3	3
2,51	0,35	Earnings per share (USD)	4,73	4,05
2,51	0,35	Diluted earnings per share (USD)	4,73	4,05

Wilh. Wilhelmsen group

Balance sheet

Pro forma figures including UNITOR

(Unaudited)

USD mill

	31.12.2006	31.12.2005
Fixed assets		
Deferred tax asset	44	56
Goodwill and intangible assets	171	155
Vessels, property, fixtures	1 098	842
Pension assets	5	5
Investments in associates	532	512
Other long-term assets	27	73
Total fixed assets	**1 877**	**1 644**
Current assets		
Other current assets	389	197
Inventory	91	73
Short-term financial investments	174	164
Cash and bank deposits	203	185
Total current assets	**857**	**619**
Total assets	**2 735**	**2 263**
Equity		
Paid-in capital	125	125
Retained earnings	904	702
Minority interests	8	6
Total equity	**1 037**	**834**
Provisions for liabilities		
Pension liabilities	78	71
Deferred tax	62	43
Total provision for liabilities	**140**	**113**
Long-term liabilities		
Long-term interest-bearing debt	1 075	758
Other long-term liabilities	59	50
Total long-term liabilities	**1 134**	**808**
Current liabilities		
Tax payable	3	3
Public duties payable	15	14
Other current liabilities	405	491
Total current liabilities	**424**	**508**
Total equity and liabilities	**2 735**	**2 263**

Wilh. Wilhelmsen group

Profit & loss statement per business area

Proforma figures including UNITOR

(Unaudited)

USD mill	TOTAL			SHIPPING (1)			LOGISTICS			MARITIME SERVICES (2)			HOLDING (3)		
	Q4 2006	Q4 2005	2005	Q4 2006	Q4 2005	2005	Q4 2006	Q4 2005	2005	Q4 2006	Q4 2005	2005	Q4 2006	Q4 2005	2005
Income statement															
Total operating income	321,1	195,1	905,5	71,3	44,9	322,1	4,5	6,6	3,0	153,5	139,3	554,2	91,7	4,2	26,1
Primary operating profit	**156,4**	**45,8**	**279,5**	**47,2**	**30,9**	**262,1**	**4,5**	**6,6**	**3,0**	**20,8**	**8,1**	**20,1**	**83,8**	**0,2**	**(5,6)**
Depreciation, amortisation & impairment	(15,0)	(14,6)	(60,9)	(8,9)	(9,9)	(39,7)	-	-	-	(5,5)	(3,6)	(16,6)	(0,7)	(1,0)	(4,6)
Net operating profit	**141,3**	**31,2**	**218,6**	**38,3**	**21,0**	**222,4**	**4,5**	**6,6**	**3,0**	**15,4**	**4,5**	**3,4**	**83,1**	**(0,8)**	**(10,3)**
Net financials	(14,1)	(11,1)	(8,2)	1,5	(2,0)	(6,1)	-	-	-	(4,6)	(2,6)	(3,6)	(11,0)	(6,5)	1,5
Profit / (loss) before tax	**127,2**	**20,2**	**210,4**	**39,7**	**19,0**	**216,4**	**4,5**	**6,6**	**3,0**	**10,8**	**1,9**	**(0,2)**	**72,1**	**(7,3)**	**(8,8)**
Tax	(6,1)	(2,5)	(13,1)	5,3	(3,2)	(11,3)	-	-	-	(7,6)	2,0	1,0	(3,9)	(1,3)	(2,7)
Profit / (loss) for the period	**121,1**	**17,7**	**197,3**	**45,1**	**15,8**	**205,0**	**4,5**	**6,6**	**3,0**	**3,2**	**3,9**	**0,9**	**68,3**	**(8,7)**	**(11,5)**
Of which minorities	1,1	0,7	2,9							1,1	0,7	2,9			

USD mill	TOTAL			SHIPPING (1)			LOGISTICS			MARITIME SERVICES (2)			HOLDING (3)		
	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005	YTD 2006	YTD 2005	2005
Profit & Loss															
Total operating income	975,4	905,5	905,5	285,2	322,1	322,1	(13,0)	3,0	3,0	587,8	554,2	554,2	115,4	26,1	26,1
Primary operating profit	**348,2**	**279,5**	**279,5**	**209,0**	**262,1**	**262,1**	**(13,0)**	**3,0**	**3,0**	**66,6**	**20,1**	**20,1**	**85,6**	**(5,6)**	**(5,6)**
Depreciation, amortisation & *impairment*	(53,9)	(60,9)	(60,9)	(33,7)	(39,7)	(39,7)	-	-	-	(17,6)	(16,6)	(16,6)	(2,7)	(4,6)	(4,6)
Net operating profit	**294,3**	**218,6**	**218,6**	**175,3**	**222,4**	**222,4**	**(13,0)**	**3,0**	**3,0**	**49,0**	**3,4**	**3,4**	**82,9**	**(10,3)**	**(10,3)**
Net financials	(21,1)	(8,2)	(8,2)	(10,6)	(6,1)	(6,1)	-	-	-	(7,0)	(3,6)	(3,6)	(3,5)	1,5	1,5
Profit / (loss) before tax	**273,2**	**210,4**	**210,4**	**164,7**	**216,4**	**216,4**	**(13,0)**	**3,0**	**3,0**	**42,0**	**(0,2)**	**(0,2)**	**79,4**	**(8,8)**	**(8,8)**
Tax	(43,1)	(13,1)	(13,1)	7,4	(11,3)	(11,3)	-	-	-	(16,9)	1,0	1,0	(33,6)	(2,7)	(2,7)
Profit / (loss) for the period	**230,1**	**197,3**	**197,3**	**172,2**	**205,0**	**205,0**	**(13,0)**	**3,0**	**3,0**	**25,2**	**0,9**	**0,9**	**45,8**	**(11,5)**	**(11,5)**
Of which minorities	3,5	2,9	2,9							3,5	2,9	2,9			

1) Sales gains related to vessels of MUSD 8.2 in 3rd quarter 2005 from the sale of Resolve from Wilhelmsen Lines AS (100%) and Takasago from Wilhelmsen Lines Shipowning AS (100%) to Fidelio Ltd. Partnership (50% ownership).

2) **Sales gain from sale of office building of MUSD 1.2 in Q1 2006.**

3) **Sales gain from sale of Dockwise of MUSD 83.1 in Q4 2006. Gain related to establishment of Joint Venture (Express Offshore Transport) with Switzer Wijsmuller of MUSD 9.5 for 2006.**
Sales gain related to crew vessels are included with MUSD 0,7 in Q4 2005.

Press release

Wilh. Wilhelmsen

Corporate communication department
Press contact:

Cecilie Stray	Telephone:	+47 67 58 41 60
Head of corp communications	Mobile:	+47 977 00 802
Strandveien 20	E-mail:	cecilie.stray@wilhelmsen.com
NO-1324 Lysaker	Internet:	www.wilhelmsen.com
Norway		

Wilh. Wilhelmsen booming

(Lysaker, 15 February 2007) The Wilh. Wilhelmsen ASA (WW) industrial maritime group delivered a record performance in 2006. A sales gain of roughly USD 83 million for the Dockwise heavy transport company made a strong contribution to results for both the fourth quarter and the full year.

"We're gaining the benefits of operating more rationally and efficiently as well as exploiting synergies between the companies in the WW group," says Ingar Skaug, group CEO at WW.

"Good market conditions are also contributing to our expansion. High fleet utilisation and good cargo availability characterised 2006."

Mgmt report (USD mill)	**Q4 2006**	**Q4 2005**
Operating income	683	608
Net operating profit	165	67
Profit before tax	130	21

WW's net operating profit for the fourth quarter of 2006 came to USD 165 million, compared with USD 67 million in the same period of 2005. Total operating income was USD 683 million, up from USD 608 million the year before. Profit before taxes came to USD 130 million, compared with USD 21 million.

Mgmt report (USD mill)	**2006**	**2005**
Operating income	2 511	2 207
Net operating profit	368	232
Profit before tax	268	209

Net operating profit for 2006 was USD 368 million, compared with USD 232 million the year before, while total operating income rose from USD 2.2 billion to USD 2.5 billion. Profit before taxes was USD 268 million, compared with USD 209 million for 2005.

An active role will be maintained by WW and its partners in the newbuilding sector in order to maintain their market shares and renew the fleet. They are due to take delivery of 44 new car carriers from February 2007 until 2011. Eight of these will be for WW.

"We expect growth in all cargo categories for the shipping and logistics segments and in relation to maritime services," says Skaug.

WW expects a profit for 2007, after ordinary financial items and adjusted for special items, which is on a par with 2006.

The management report reflects the WW group's partner-based ownership structure and underlying operations better than the official accounts. The same accounting principles are applied in both management report and official accounts, but the former takes a different consolidation approach. That provides more detailed information on the total financial results achieved by the group through its many joint ventures. Both sets of accounts are presented in WW's report.

Wilh. Wilhelmsen is a leading global maritime industrial group. It has 13 300 employees in its wholly-owned companies and employs 23 000 people when joint ventures are included. WW's wholly-owned companies have 352 offices in 71 countries. These figures rise to 516 offices and 79 countries with joint ventures included. For further details, see www.wilhelmsen.com.

For further information, contact
Ingar Skaug, group CEO, tel: +47 67 58 41 08
Cecilie Stray, head of corporate communications, tel: +47 67 58 41 60 (office), +47 97 70 08 02 (mobile)

END